Exhibit 99.1

CORPORACION AMERICA AIRPORTS REPORTS SECOND QUARTER 2026 RESULTS

Revenue ex-IFRIC 12 Increased 8.2% YoY on Strong Aeronautical and Commercial Revenue Growth

Adjusted EBITDA ex-IFRIC 12 of $160.3 Million, Down 4.5% YoY, as Double-Digit Growth Across Four Markets Partially
Offset Lower Results in Argentina and Uruguay

Strong Financial Position with $692 Million in Cash & Cash Equivalents and Net Debt to LTM Adj. EBITDA of 0.5x

Luxembourg, August 18, 2026— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) one of the leading private airport operators in the world, reported today its unaudited, consolidated results for the three and six-month period ended June 30, 2026. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”), as detailed in Section “Hyperinflation Accounting in Argentina” on page 25.

Second Quarter 2026 Highlights

▪	Consolidated Revenues excluding IFRIC12 (ex-IFRIC12) reached $470.7 million, up 8.2% year-over-year (YoY), driven by increases of 13.2% and 3.7% in Commercial and Aeronautical revenues, respectively. Excluding rule IAS 29 (ex-IAS29), consolidated revenues ex-IFRIC12 increased 8.4% YoY to $475.4 million.

▪	Key operating metrics:

▪	0.6% decrease in passenger traffic to 20.6 million.
▪	1.5% decrease in cargo volume to 95.7 thousand tons.
▪	2.6% decrease in aircraft movements to 208.8 thousand.

▪	Operating Income of $105.5 million, compared with $117.3 million in 2Q25.

▪	Adjusted EBITDA ex-IFRIC12 decreased 4.5% to $160.3 million, from $167.9 million in the year-ago period. Excluding the impact of rule IAS 29, Adjusted EBITDA ex-IFRIC12 decreased 4.3% to $161.3 million.

▪	Adjusted EBITDA margin ex-IFRIC12 contracted 4.5 percentage points to 34.1% from 38.6% in 2Q25. Adjusting for rule IAS 29, Adjusted EBITDA margin ex-IFRIC12 decreased to 33.9% from 38.4% in the prior-year quarter.

▪	Maintained strong liquidity position with $692.5 million in Cash & Cash equivalents as of June 30, 2026.

▪	Net debt to LTM Adjusted EBITDA of 0.5x as of June 30, 2026.

CEO Message

Commenting on the results for the quarter Mr. Martín Eurnekian, CEO of Corporación América Airports, noted: “We delivered a solid operating performance in the second quarter, with total passenger traffic remaining largely stable at 20.6 million passengers, as broad-based growth across our portfolio helped mitigate the domestic decrease in Argentina. Revenue excluding Construction services continued to outpace traffic growth, rising 8% year-over-year, supported by solid performance in both our aeronautical and commercial businesses. Revenue per passenger increased nearly 9%, with every country in which we operate contributing to this improvement, including Argentina.

Consolidated Adjusted EBITDA excluding IFRIC 12 reached $160 million, down 4.5% year-over-year. Profitability was affected by headwinds in Argentina and, to a lesser extent, non-recurring costs and expenses in Uruguay. In Argentina, results were primarily impacted by the reduction in Flybondi´s operating fleet, and a challenging comparison base for cargo revenues in 2Q25.By contrast, Italy, Brazil, Armenia and Ecuador each delivered double-digit year-on-year EBITDA growth, highlighting the strength of the diversification of our portfolio.

Our financial position strengthened further, with cash and cash equivalents increasing to $692 million at quarter-end and net leverage at 0.5x. These metrics reflect continued cash generation, debt repayments and disciplined financial management, providing us with flexibility to execute our strategic priorities and pursue our acquisition strategy.

We remain focused on advancing our strategic priorities centered on expanding passenger traffic volume, commercial activities, as well as revenue per passenger across the portfolio. Key initiatives include the ongoing concession rebalancing process in Argentina, efforts to obtain final approval for the Florence Airport Master Plan, the opening of a new VIP Lounge and expansion of the Duty-Free area in Montevideo, as well as various initiatives in connection with our cargo business in Argentina. At the same time, we continue to work hard on potential new concessions across the Americas, Africa and the Middle East.

Looking ahead, new routes, additional frequencies and growing inbound demand are expected to support international traffic in Argentina during the second half of the year, although domestic airline capacity constraints, planned runway maintenance, and challenging comparison base for cargo revenues may continue to weigh on the country’s near-term reported results.

In Uruguay, revenues associated with the new ILS system beginning in August, together with the opening of a new VIP lounge, new cargo business initiatives and healthy traffic trends, are expected to support revenue growth.

Finally, I am pleased to announce that our Board approved the payment of cash dividends for a total of $150 million to be paid during 2026. This decision takes into account several key considerations, including shareholder returns, maintaining financial strength, preserving adequate cash balances at each operating company to support their strategic objectives, and maintaining sufficient liquidity at CAAP to pursue future growth opportunities. We remain committed to financial discipline and focused on creating long-term value for our shareholders.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	2Q26 as reported		2Q25 as reported		% Var as reported	IAS 29 2Q26	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	20.6		20.7		-0.6%		20.6	20.7	-0.6%
Revenue	534.0		476.8		12.0%	-7.9	541.9	481.6	12.5%
Aeronautical Revenues	231.2		222.9		3.7%	-2.8	234.0	225.0	4.0%
Non-Aeronautical Revenues	302.9		253.9		19.3%	-5.1	308.0	256.5	20.0%
Revenue excluding Construction service	470.7		435.2		8.2%	-4.7	475.4	438.5	8.4%
Operating Income / (Loss)	105.5		117.3		-10.1%	-37.1	142.6	149.6	-4.7%
Operating Margin	19.8%		24.6%		-486	0.0%	26.3%	31.1%	-475
Net Income Attributable to Owners of the Parent	52.8		49.3		6.9%	-25.8	78.5	52.2	50.4%
Basic EPS (US$)	0.32		0.30		6.0%	-0.16	0.48	0.32	49.1%
Adjusted EBITDA	163.2		171.2		-4.7%	-1.0	164.1	171.9	-4.5%
Adjusted EBITDA Margin	30.6%		35.9%		-535	-	30.3%	35.7%	-540
Adjusted EBITDA Margin excluding Construction Service	34.1%		38.6%		-451	-	33.9%	38.4%	-450
Net Debt to LTM Adjusted EBITDA	0.5	x	1.0	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	0.5	x	1.0	x	-	-	-	-	-

Note: Figures in historical dollars (ex-IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	6M26 as reported		6M25 as reported		% Var as reported	IAS 29 6M26	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers)	42.4		41.1		3.2%		42.4	41.1	3.2%
Revenue	1,070.6		910.3		17.6%	8.1	1,062.5	927.6	14.5%
Aeronautical Revenues	508.4		451.5		12.6%	6.7	501.7	460.2	9.0%
Non-Aeronautical Revenues	562.2		458.8		22.5%	1.4	560.8	467.4	20.0%
Revenue excluding Construction service	965.0		838.8		15.0%	11.7	953.3	852.3	11.8%
Operating Income / (Loss)	244.7		218.0		12.2%	-64.6	309.2	288.1	7.3%
Operating Margin	22.9%		23.9%		-109	-	29.1%	31.1%	-195
Net (Loss) / Income Attributable to Owners of the Parent	129.6		88.6		46.3%	-38.4	168.0	127.3	32.0%
EPS (US$)	0.79		0.55		44.7%	-0.23	1.03	0.79	30.5%
Adjusted EBITDA	360.8		323.7		11.4%	7.4	353.3	331.9	6.4%
Adjusted EBITDA Margin	33.7%		35.6%		-187	-	33.3%	35.8%	-253
Adjusted EBITDA Margin excluding Construction Service	36.9%		37.9%		-103	-	36.6%	38.3%	-172
Net Debt to LTM Adjusted EBITDA	0.5	x	1.0	x	-	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (1)	0.5	x	1.0	x	-	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	LTM Adjusted EBITDA excluding impairments of intangible assets.

2Q26 Operating Performance

Passenger Traffic

Total passenger traffic decreased slightly by 0.6% YoY to 20.6 million passengers, as growth in the international segment was more than offset by a decline in domestic travel. Domestic traffic declined by 8.1% YoY, primarily due to lower traffic in Argentina. International traffic increased by 5.9% YoY, with all countries of operation posting positive YoY growth except Brazil, where international passenger accounts for less than 5% of total passenger traffic. International traffic remained strong across most countries, including double-digit YoY growth in Armenia.

In Argentina, passenger traffic decreased by 6.2% YoY, as growth in international traffic was more than offset by a decline in domestic travel. Domestic traffic declined by 11.6% YoY, primarily due to reduced capacity at Flybondi, which operated with approximately 30% of its originally scheduled fleet for much of the quarter, and at JetSMART, which also experienced lower activity due to scheduled maintenance. Likewise, Aerolíneas Argentinas operated with lower capacity during June following fuel price increases. Bariloche, Córdoba, Iguazú, and Mendoza ranked among the top domestic destinations during the second quarter. International passenger traffic increased by 4.0% YoY, supported by strong growth in seat capacity, particularly during April and May. Argentina recorded the highest growth in seat capacity among South American countries during the first half of 2026. Among other developments, Arajet announced a new Mendoza–Punta Cana route with three weekly frequencies, while Plus Ultra launched a new Madrid–Ezeiza route with two weekly frequencies, which commenced operations on July 2. June traffic was also affected by the FIFA World Cup, which temporarily dampened leisure and business travel as some passengers postponed or adjusted their travel plans. The top international destinations during the quarter were Santiago de Chile, São Paulo, Madrid, and Rio de Janeiro.

In Italy, passenger traffic increased by 5.3% YoY, primarily driven by strong performance in the international segment, which accounted for more than 80% of total traffic and grew by 6.4% YoY. International traffic was supported by growth of 8.0% at Pisa Airport and 4.2% at Florence Airport. Domestic traffic increased slightly by 0.7% YoY, with both airports contributing positively to the overall result.

In Brazil, total passenger traffic increased by 4.2% YoY, reflecting improving traffic trends following a prolonged period of challenges in the aviation sector. Domestic traffic, which accounted for more than 50% of total traffic, declined slightly by 1.2% YoY, while transit passenger traffic increased by 14.3% YoY. Brasília International Airport continued to benefit from its role as a key secondary hub within Brazil's domestic network.

In Uruguay, where traffic is predominantly international, total passenger traffic increased by 2.0% YoY, although growth was negatively affected by the calendar shift of the Easter holidays. Among other developments, Azul Linhas Aéreas Brasileiras launched a new Montevideo–Belo Horizonte route with two weekly frequencies.

In Ecuador, passenger traffic increased by 2.3% YoY despite ongoing public security concerns. International traffic increased by 8.3% YoY, primarily supported by strong demand on routes to the U.S., new services launched by Avianca, JetBlue, and LATAM Airlines, as well as additional frequencies operated by American Airlines. Domestic traffic, however, declined by 3.1% YoY, as elevated airfares continued to weigh on demand.

In Armenia, passenger traffic increased by 12.7% YoY despite disruptions related to the conflict in Iran, which resulted in flight cancellations and airspace restrictions across the region. The impact was more limited than initially expected, as strong demand from Western and Eastern Europe, Asia, and Russia continued to support overall traffic growth. The addition of new airlines and routes, increased flight frequencies, and the launch of the new Wizz Air base at Zvartnots International Airport in late 2025 continued to support the airport's strong performance.

Cargo Volume

Cargo volume decreased by 1.5% YoY, reflecting declines across all countries of operation except Argentina. Performance by country was as follows: Argentina (+3.6%), Armenia (-3.4%), Brazil (-10.0%), Ecuador (-10.9%), Uruguay (-0.4%), and Italy (-11.5%). Argentina, Brazil, and Uruguay together accounted for nearly 80% of total cargo volume during the quarter.

Aircraft Movements

Total aircraft movements decreased by 2.6% YoY, as increases in Armenia, Italy, and Brazil were more than offset by declines in Argentina, Uruguay, and Ecuador. Performance by country was as follows: Armenia (+8.2%), Italy (+3.1%), Brazil (+1.7%), Uruguay (-8.7%), Argentina (-6.2%), and Ecuador (-1.4%). Argentina, Brazil, and Italy together accounted for over 80% of total aircraft movements during the quarter.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 38 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	2Q26	2Q25	% Var.
Domestic Passengers (in thousands)	9,581	10,427	-8.1%
International Passengers (in thousands)	8,856	8,365	5.9%
Transit Passengers (in thousands)	2,128	1,895	12.3%
Total Passengers (in thousands)	20,565	20,686	-0.6%
Cargo Volume (in thousands of tons) (2)	95.7	97.2	-1.5%
Total Aircraft Movements (in thousands)	208.8	214.4	-2.6%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.
	(thousands)			(tons)
Argentina	9,974	10,636	-6.2%	53,020	51,188	3.6%	105,976	112,959	-6.2%
Italy	3,048	2,895	5.3%	2,779	3,141	-11.5%	27,119	26,305	3.1%
Brazil	4,212	4,042	4.2%	13,865	15,399	-10.0%	37,994	37,362	1.7%
Uruguay	533	522	2.0%	8,656	8,695	-0.4%	7,078	7,752	-8.7%
Ecuador (1)	1,196	1,169	2.3%	8,433	9,464	-10.9%	18,990	19,265	-1.4%
Armenia	1,602	1,421	12.7%	8,965	9,282	-3.4%	11,628	10,751	8.2%
TOTAL	20,565	20,686	-0.6%	95,718	97,168	-1.5%	208,785	214,394	-2.6%

1)	CAAP owns 99.9% of ECOGAL, which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for ECOGAL, which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Consolidated revenues increased by 12.0% YoY to $534.0 million. Excluding Construction Services and the impact of IAS 29, revenues increased by 8.4% YoY to $475.4 million, despite a 0.6% decline in passenger traffic. Revenue ex-IFRIC12 growth reflected positive contributions from every country of operations except Argentina, with Armenia and Brazil delivering double-digit increases. Both aeronautical and commercial revenues contributed to the increase, which also benefited from the appreciation of local currencies.

The following table provides a breakdown of revenue performance by country. Further details on the performance of CAAP´s countries of operation can be found on page 13.

Revenues by Segment (in US$ million)

Country	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Argentina	257.2	256.0	0.5%	-7.9	265.1	260.7	1.7%
Italy	56.3	45.7	23.1%	-	56.3	45.7	23.1%
Brazil	34.6	27.7	25.2%	-	34.6	27.7	25.2%
Uruguay	49.3	47.2	4.4%	-	49.3	47.2	4.4%
Armenia	106.4	72.8	46.2%	-	106.4	72.8	46.2%
Ecuador (1)	29.9	27.3	9.5%	-	29.9	27.3	9.5%
Unallocated	0.3	0.2	107.0%	-	0.3	0.2	107.0%
Total consolidated revenue (2)	534.0	476.8	12.0%	-7.9	541.9	481.6	12.5%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues decreased 5.8% in Argentina (or 5.1% ex-IAS29), and increased 48.5% in Armenia, 8.7% in Italy, 6.0% in Uruguay, 24.8% in Brazil and 9.5% in Ecuador.

Revenue Breakdown (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	231.2	222.9	3.7%	-2.8	234.0	225.0	4.0%
Non-Aeronautical Revenue	302.9	253.9	19.3%	-5.1	308.0	256.5	20.0%
Commercial revenue	236.8	209.2	13.2%	-1.9	238.7	210.4	13.5%
Construction service revenue (1)	63.4	41.6	52.2%	-3.2	66.6	43.0	54.7%
Other revenue	2.7	3.1	-13.8%	0.0	2.7	3.1	-13.8%
Total Consolidated Revenue	534.0	476.8	12.0%	-7.9	541.9	481.6	12.5%
Total Revenue excluding Construction Service revenue (2)	470.7	435.2	8.2%	-4.7	475.4	438.5	8.4%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Revenues accounted for 43.3% of total revenues, increasing by 3.7% YoY to $231.2 million, or by 4.0% YoY to $234.0 million excluding the impact of IAS 29. This performance was supported by positive contributions from all countries of operation except Argentina, where aeronautical revenues declined by 1.6%, outperforming the 6.2% decline in passenger traffic, supported by continued growth in international traffic. Brazil, Italy, Armenia, and Ecuador delivered strong results, with aeronautical revenues increasing by 26.0%, 12.3%, 8.3%, and 8.1%, respectively, all exceeding passenger traffic growth. Uruguay also reported a 5.3% increase, outperforming passenger traffic growth. Tariff increases in Brazil, Uruguay, and Ecuador further supported aeronautical revenue growth.

Non-Aeronautical Revenues accounted for 56.7% of total revenues, increasing by 19.3% YoY to $302.9 million, or by 20.0% YoY to $308.0 million excluding the impact of IAS 29. Commercial revenues increased by 13.2% YoY, or by 13.5% excluding IAS 29, primarily driven by strong contributions from fuel-related revenues in Armenia, together with improved performance across VIP lounge, space rentals, food and beverage, and duty-free operations. Growth in advertising and retail stores also contributed to this performance. All countries of operation posted commercial revenue growth except Argentina, where lower cargo, parking, VIP lounge, and duty-free revenues more than offset growth in other commercial revenue streams. Meanwhile, Construction service revenues increased by 52.2% YoY, or by 54.7% excluding IAS 29, mainly reflecting higher capital expenditure levels across most countries during the period.

Operating Costs and Expenses

In 2Q26, Total costs and expenses, excluding Construction service costs, increased by 15.6% YoY, or by 16.0% to $347.2 million excluding the impact of IAS 29. The increase was primarily driven by higher Fuel costs in Armenia, along with higher Salaries and social security contributions, mainly in Argentina. Higher SG&A expenses also contributed to the overall increase in costs.

Operating costs and expenses were also affected by the appreciation of local currencies in real terms, as inflation in Argentina and Uruguay outpaced the depreciation of their respective currencies against the U.S. dollar, resulting in higher local-currency-denominated operating costs when translated into U.S. dollar terms.

Cost of Services rose by 19.5% YoY, or 20.7% to $342.6 million when ex-IAS29, mainly as a result of the following increases (ex-IAS29):

▪	89.6%, or $25.1 million, in Fuel costs, mainly in Armenia,

▪	60.6%, or $24.0 million, in Construction Service Costs, reflecting higher capital expenditures, and

▪	14.9%, or $9.2 million, in Salaries and social security contributions.

These increases were partially offset by lower Office expenses and Depreciation and amortization. Excluding Construction service costs, Cost of services increased by 14.0% YoY, or by 14.2% to $278.9 million excluding the impact of IAS 29, primarily reflecting the aforementioned increases in Fuel costs and Salaries and social security contributions.

Selling, General, and Administrative Expenses (“SG&A”) increased by 21.1% YoY to $64.5 million in 2Q26. Excluding the impact of IAS 29, SG&A expenses rose by 21.8% YoY to $64.5 million, mainly reflecting higher Salaries and social security contributions, as well as increased Taxes, and Services and fees.

Other expenses increased to $4.0 million in 2Q26, from $2.3 million in 2Q25.

Costs and Expenses (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Cost of Services	371.4	310.9	19.5%	28.8	342.6	283.8	20.7%
Salaries and social security contributions	69.3	60.7	14.3%	-1.2	70.5	61.4	14.9%
Concession fees	54.3	54.1	0.5%	-0.8	55.1	54.7	0.8%
Construction service cost	60.5	38.3	58.1%	-3.2	63.7	39.7	60.6%
Maintenance expenses	46.5	45.8	1.5%	-0.9	47.4	46.4	2.1%
Amortization and depreciation	55.7	51.9	7.3%	35.2	20.5	21.2	-3.2%
Other	85.1	60.2	41.3%	-0.3	85.3	60.5	41.1%
Cost of Services Excluding Construction Service cost	310.9	272.6	14.0%	32.0	278.9	244.2	14.2%
Selling, general and administrative expenses	64.5	53.3	21.1%	0.1	64.5	52.9	21.8%
Other expenses	4.0	2.3	74.4%	0.2	3.8	2.3	67.2%
Total Costs and Expenses	439.9	366.4	20.1%	29.1	410.9	339.0	21.2%
Total Costs and Expenses Excluding Construction Service cost	379.4	328.1	15.6%	32.3	347.2	299.4	16.0%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

In 2Q26, CAAP reported Adjusted EBITDA of $163.2 million and Adjusted EBITDA ex-IFRIC 12 of $160.3 million, down 4.5% YoY from $167.9 million in 2Q25. Excluding the impact of IAS 29 in Argentina, Adjusted EBITDA ex-IFRIC 12 declined by 4.3% YoY to $161.3 million.

This performance was primarily driven by a 20.5% YoY decline in Adjusted EBITDA ex-IFRIC 12 in Argentina (20.0% excluding IAS 29) and, to a lesser extent, a 16.3% decline in Uruguay, partially offset by double-digit growth in Armenia, Brazil, Italy, and Ecuador.

The decline in Argentina primarily reflected lower passenger traffic, reduced cargo revenues against a difficult YoY comparison base, and lower commercial revenues associated with the decline in traffic. The YoY comparison for Cargo revenues was affected by labor disruptions at Customs in April 2025, which resulted in longer cargo storage periods and exceptionally high storage revenues. In addition, lower average cargo dwell times, reflecting more efficient customs clearance processes, further reduced storage revenues. On the cost side, operating costs and expenses increased, reflecting the appreciation of the Argentine peso in real terms, as inflation outpaced the depreciation of the peso against the U.S. dollar, increasing local-currency-denominated operating costs in U.S. dollar terms.

Adjusted EBITDA margin ex-IFRIC 12 contracted by 4.5 percentage points to 34.1%, compared to 38.6% in 2Q25. Excluding the impact of IAS 29 in Argentina, Adjusted EBITDA margin ex-IFRIC 12 also contracted by 4.5 percentage points, from 38.4% in 2Q25 to 33.9% in 2Q26, primarily reflecting margin contraction in Argentina, Uruguay, and Armenia, partially offset by margin expansion in Italy, Brazil, and Ecuador.

Margin contraction in Argentina reflected the lower passenger traffic, reduced cargo and commercial revenues, and higher operating costs discussed above. In Uruguay, margins were also affected by the appreciation of the Uruguayan peso in real terms, as inflation outpaced the depreciation of the peso against the U.S. dollar, increasing local-currency-denominated operating costs in U.S. dollar terms. In Armenia, margin contraction primarily reflected the growing contribution from the fuel business, which carries structurally lower margins than core airport operations and therefore diluted the country’s overall margin.

Adjusted EBITDA by Segment (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Argentina	73.8	92.7	-20.4%	-1.0	74.7	93.4	-20.0%
Italy	18.6	16.6	12.3%	-	18.6	16.6	12.3%
Brazil	14.7	11.2	31.9%	-	14.7	11.2	31.9%
Uruguay	13.0	15.5	-16.3%	-	13.0	15.5	-16.3%
Armenia	35.4	29.4	20.5%	-	35.4	29.4	20.5%
Ecuador	9.3	7.9	16.9%	-	9.3	7.9	16.9%
Unallocated	-1.4	-2.1	-32.9%	-	-1.4	-2.1	-32.9%
Total segment EBITDA	163.2	171.2	-4.7%	-1.0	164.1	171.9	-4.5%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	53.5	51.5	3.9%	-25.8	79.3	70.3	12.8%
Financial Income	-19.1	-18.1	5.6%	10.7	-29.8	-31.6	-5.8%
Financial Loss	58.2	71.5	-18.6%	-35.6	93.8	113.6	-17.4%
Inflation adjustment	3.5	1.7	110.4%	3.5	0.0	-0.7	-99.2%
Income Tax Expense	8.0	10.1	-20.1%	10.1	-2.1	-2.7	-22.7%
Amortization and Depreciation	59.0	54.5	8.2%	36.1	22.8	23.0	-0.5%
Adjusted EBITDA	163.2	171.2	-4.7%	-1.0	164.1	171.9	-4.5%
Adjusted EBITDA Margin	30.6%	35.9%	-535	-	30.3%	35.7%	-540
Adjusted EBITDA excluding Construction Service	160.3	167.9	-4.5%	-0.9	161.3	168.5	-4.3%
Adjusted EBITDA Margin excluding Construction Service	34.1%	38.6%	-451	-	33.9%	38.4%	-450

Financial Income and Loss

CAAP reported a Net financial loss of $42.6 million in 2Q26, compared with a net financial loss of $55.1 million in 2Q25. The year-over-year improvement primarily reflected higher foreign exchange gains in Argentina, driven by the real appreciation of the Argentine peso and its impact on the Company's net monetary liability position, as well as lower net interest expense. Excluding the impact of IAS 29, CAAP reported a net financial loss of $63.9 million in 2Q26, compared with a net financial loss of $81.3 million in the same period of 2025.

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Financial Income	19.1	18.1	5.6%	-10.7	29.8	31.6	-5.3%
Interest income	11.4	8.8	29.8%	-0.1	11.5	8.9	31.4%
Foreign exchange income	2.2	6.8	-67.2%	-10.5	12.7	20.2	-37.0%
Other	5.5	2.6	114.5%	-0.1	5.6	2.6	117.2%
Inflation adjustment	-3.5	-1.7	110.4%	-3.5	0.0	0.7	-99.2%
Inflation adjustment	-3.5	-1.7	110.4%	-3.5	0.0	0.7	-99.2%
Financial Loss	-58.2	-71.5	-18.6%	35.6	-93.8	-113.6	-17.4%
Interest Expenses	-22.2	-22.4	-0.8%	0.5	-22.7	-22.7	0.1%
Foreign exchange transaction expenses	-5.2	-27.7	-81.3%	35.2	-40.3	-69.6	-42.0%
Changes in liability for concessions	-27.2	-19.3	40.9%	-	-27.2	-19.3	40.9%
Other expenses	-3.6	-2.1	73.9%	0	-3.6	-2.1	74.5%
Financial Loss, Net	-42.6	-55.1	-22.6%	21.4	-63.9	-81.3	-21.4%

See “Use of Non-IFRS Financial Measures” on page 25.

Income Tax Expense

During 2Q26, the Company reported an Income Tax Expense of $8.0 million, compared to an expense of $10.1 million in 2Q25. Excluding the impact of IAS 29, income tax expense totaled $11.5 million in 2Q26, compared with an income tax benefit of $2.7 million in the year-ago quarter.

Net Income and Net Income Attributable to Owners of the Parent

During 2Q26, CAAP reported net income of $53.5 million, compared with $51.5 million in 2Q25. The year-over-year improvement reflected favorable financial and tax results, including higher foreign exchange gains in Argentina and lower net interest and income tax expenses, which more than offset the decline in operating income.

In 2Q26, the Company reported Net Income Attributed to Owners of the Parent of $52.8 million and earnings per common share of $0.32, compared with Net Income Attributable to Owners of the Parent of $49.3 million in 2Q25, equivalent to earnings per common share of $0.30.

Consolidated Financial Position

As of June 30, 2026, Cash and cash equivalents totaled $692.5 million, increasing 3.9% from the $666.2 million reported as of March 31, 2026, and 16.8% from the $592.8 million reported as of December 31, 2025. Total liquidity, which includes Cash and cash equivalents as well as other current financial assets, increased to $860.8 million, up from $772.4 million as of March 31, 2026, and $714.8 million as of December 31, 2025.

Total debt declined 2.0%, or $21.7 million, to $1,073.5 million as of June 30, 2026, compared with $1,095.2 million as of December 31, 2025, primarily reflecting debt repayments in Argentina. A total of $757.4 million, or 70.6% of total debt is denominated in U.S. dollars, while $173.3 million, or 16.1% is denominated in Brazilian Reals, and $142.8 million, or 13.3%, is in Euros.

The Net Debt to LTM Adjusted EBITDA ratio improved to 0.5x as of June 30, 2026, from 0.7x as of December 31, 2025. This reduction reflected lower net debt, driven by gross debt repayments and increased cash balances, as well as higher LTM Adjusted EBITDA. No impairments to intangible assets were recorded over the past twelve months. As a result, the net debt to LTM Adjusted EBITDA ratio excluding intangible assets also stood at 0.5x. All CAAP subsidiaries remained in full compliance with their financial covenants as of June 30, 2026.

Consolidated Debt Indicators (in US$ million)

	As of Jun 30, 2026	As of Dec 31, 2025
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	1.3x	1.5x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	0.5x	0.7x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,5]	0.5x	0.7x
Total Debt	1,073.5	1,095.2
Short-Term Debt	147.4	139.4
Long-Term Debt	926.1	955.9
Cash & Cash Equivalents	692.5	592.8
Total Net Debt[3]	381.0	502.5

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM Adjusted EBITDA as of June 30, 2026, was $805.5 million.

5 LTM Adjusted EBITDA excluding impairment of intangible assets as of June 30, 2026, was $805.8 million.

Total Debt by Segment (in US$ million)

	As of Jun 30, 2026	As of Dec 31, 2025
Argentina	497.3	533.5
Italy (1)	142.8	131.6
Brazil	173.3	168.0
Uruguay (2)	260.1	262.1
Armenia	-	-
Ecuador	-	-
Total	1,073.5	1,095.2

1 Of which approximately $125.8 million remain at Toscana Aeroporti level.

2 Of which approximately $237.2 million remain at ACI Airport Sudamérica SAU.

Maturity of borrowings:

	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	227.8	196.4	695.5	270.8	1,390.5

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings – Breakdown by segment (in USD) as of June 30, 2026:

Segment		Currency	1 year or less	1 – 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	94.5	84.1	294.2	33.2	505.9
	Interest	USD	34.4	28.9	43.7	0.8	107.8
	Principal	ARS	0.1	-	-	-	0.1
	Interest	ARS	-	-	-	-	-
Italy	Principal	EUR	16.5	5.3	122.7	-	144.6
	Interest	EUR	8.1	6.6	12.3	-	27.0
Brazil	Principal	R$	14.2	17.2	65.9	75.4	172.6
	Interest	R$	17.6	15.1	33.3	10.2	76.2
Uruguay	Principal	USD	25.1	23.4	86.1	132.5	267.1
	Interest	USD	17.3	15.8	37.3	18.8	89.2
Total			227.8	196.4	695.5	270.8	1,390.5

Cash & Cash Equivalent by Segment (in US$ million)

	As of Jun 30, 2026	As of Dec 31, 2025
Argentina	54.9	68.8
Italy	39.0	34.8
Brazil (1)	115.6	83.4
Uruguay	28.0	22.5
Armenia	35.9	36.8
Ecuador	5.7	8.6
Intermediate holding Companies	413.5	337.9
Total	692.5	592.8

1 At Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 2Q26, CAAP made capital expenditures of $67.0 million, a 39.7% YoY increase from $47.9 million in 2Q25. Capital expenditures ex-IAS 29, amounted to $70.3 million in the quarter, with Argentina, Italy and Uruguay accounting for 59%, 19% and 13%, respectively.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting under the column ‘IAS 29’, while the columns indicated with “ex IAS 29” present results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for Aeropuertos Argentina (AA), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 2Q26.

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	6.1	6.9	-11.6%		6.1	6.9	-11.6%
International Passengers (in millions) (1)	3.5	3.4	4.0%		3.5	3.4	4.0%
Transit Passengers (in millions) (1)	0.4	0.4	1.9%		0.4	0.4	1.9%
Total Passengers (in millions) (1)	10.0	10.6	-6.2%		10.0	10.6	-6.2%
Cargo Volume (in thousands of tons)	53.0	51.2	3.6%		53.0	51.2	3.6%
Total Aircraft Movements (in thousands)	106.0	113.0	-6.2%		106.0	113.0	-6.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	123.0	125.0	-1.6%	-2.8	125.8	127.1	-1.0%
Non-Aeronautical revenue	134.1	130.9	2.4%	-5.1	139.2	133.6	4.2%
Commercial revenue	95.6	107.0	-10.7%	-1.9	97.5	108.3	-10.0%
Construction service revenue	38.6	23.9	61.1%	-3.2	41.8	25.3	64.9%
Total Revenue	257.2	256.0	0.5%	-7.9	265.1	260.7	1.7%
Total Revenue Excluding IFRIC12(2)	218.6	232.0	-5.8%	-4.7	223.3	235.4	-5.1%
Cost of Services	196.7	174.6	12.7%	28.8	167.9	147.5	13.8%
Selling, general and administrative expenses	32.2	28.3	13.9%	0.1	32.2	28.0	15.0%
Other expenses	1.8	1.6	11.5%	0.2	1.6	1.6	0.8%
Total Costs and Expenses	230.7	204.5	12.8%	29.1	201.7	177.1	13.9%
Total Costs and Expenses Excluding IFRIC12(3)	192.3	180.6	6.4%	32.3	160.0	151.9	5.4%
Adjusted Segment EBITDA	73.8	92.7	-20.4%	-1.0	74.7	93.4	-20.0%
Adjusted Segment EBITDA Mg	28.7%	36.2%	-754	-	28.2%	35.8%	-763
Adjusted EBITDA Margin excluding IFRIC 12(4)	33.7%	39.9%	-622	-	33.4%	39.6%	-622
Capex	38.3	25.9	48.1%	-3.3	41.6	27.4	52.0%

1)	See Note 1 in Table "Operating & Financial Highlights”.
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	6M26 as reported	6M26 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	13.6	14.5	-6.4%		13.6	14.5	-6.4%
International Passengers (in millions) (1)	8.4	7.5	12.0%		8.4	7.5	12.0%
Transit Passengers (in millions) (1)	0.8	0.7	3.7%		0.8	0.7	3.7%
Total Passengers (in millions) (1)	22.8	22.8	0.0%		22.8	22.8	0.0%
Cargo Volume (in thousands of tons)	105.2	101.2	4.0%		105.2	101.2	4.0%
Total Aircraft Movements (in thousands)	229.3	232.4	-1.3%		229.3	232.4	-1.3%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	302.1	269.4	12.1%	6.7	295.4	278.2	6.2%
Non-Aeronautical revenue	264.3	241.0	9.7%	1.4	262.8	249.6	5.3%
Commercial revenue	203.0	197.9	2.6%	5.0	198.1	202.6	-2.3%
Construction service revenue	61.2	43.1	42.1%	-3.6	64.8	47.0	38.0%
Total Revenue	566.3	510.4	11.0%	8.1	558.2	527.8	5.8%
Total Revenue Excluding IFRIC12(2)	505.1	467.3	8.1%	11.7	493.4	480.8	2.6%
Cost of Services	392.8	343.8	14.2%	70.0	322.8	294.8	9.5%
Selling, general and administrative expenses	66.0	54.9	20.3%	2.7	63.3	54.9	15.4%
Other expenses	2.5	5.8	-56.2%	0.2	2.3	3.0	-23.6%
Total Costs and Expenses	461.4	404.5	14.1%	72.9	388.4	352.7	10.1%
Total Costs and Expenses Excluding IFRIC12(3)	400.3	361.6	10.7%	76.5	323.8	305.9	5.9%
Adjusted Segment EBITDA	200.4	187.1	7.1%	7.4	193.0	195.3	-1.2%
Adjusted Segment EBITDA Mg	35.4%	36.7%	-127	-	34.6%	37.0%	-243
Adjusted EBITDA Margin excluding IFRIC 12(4)	39.6%	40.0%	-36	-	39.1%	40.6%	-151
Capex	61.7	43.2	42.7%	-2.9	64.6	49.0	31.8%

5)	See Note 1 in Table "Operating & Financial Highlights”.
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic decreased by 6.2% YoY, as growth in international traffic was more than offset by a decline in domestic traffic. Domestic traffic declined by 11.6% YoY, primarily due to reduced capacity at Flybondi, which operated with approximately 30% of its originally scheduled fleet for much of the quarter, and at JetSMART, which also experienced lower activity due to scheduled maintenance. Aerolíneas Argentinas likewise operated with lower capacity during June following fuel price increases. Bariloche, Córdoba, Iguazú, and Mendoza ranked among the top domestic destinations during the second quarter. International passenger traffic increased by 4.0% YoY, supported by strong growth in seat capacity, particularly during April and May. In fact, Argentina recorded the highest growth in seat capacity among South American countries during the first half of 2026. Among other developments, Arajet announced a new Mendoza–Punta Cana route with three weekly frequencies, while Plus Ultra launched a new Madrid–Ezeiza route with two weekly frequencies, which commenced operations on July 2. June traffic was also affected by the FIFA World Cup, which temporarily dampened leisure and business travel as some passengers postponed or adjusted their travel plans. The top international destinations during the quarter were Santiago de Chile, São Paulo, Madrid, and Rio de Janeiro.

Revenues increased by 0.5% YoY to $257.2 million on an ‘as reported’ basis. Excluding Construction Services and the impact of IAS 29, revenues declined by 5.1% YoY, driven by decreases of 10.0% and 1.0% in Commercial and Aeronautical revenues, respectively. Construction Services revenue increased by 61.1% YoY, or 64.9% ex-IAS 29, reflecting higher capital expenditures compared to the prior year.

•	Aeronautical Revenues ex-IAS29 decreased by 1.0% YoY, primarily reflecting lower passenger use fee revenues resulting from the decline in domestic passenger traffic, together with lower domestic passenger fees measured in U.S. dollars. Although domestic passenger fees in Argentina had increased by 124%, from ARS 2,540 to ARS 5,685, effective November 1, 2024, the depreciation of the Argentine peso resulted in lower fees when translated into U.S. dollars. These factors were partially offset by higher aeronautical revenues generated by the 4.0% YoY increase in international passenger traffic.

•	Commercial Revenues ex-IAS29 decreased by 10.0% YoY, primarily driven by lower cargo, parking, and duty-free revenues. Cargo revenues were affected by an unusually high comparison base in April and May 2025, when labor disruptions at Customs resulted in longer cargo storage periods and exceptionally high storage revenues. Lower average cargo dwell times, reflecting more efficient customs clearance processes in 2Q26, further reduced storage revenues. Parking revenues declined by 16.2% YoY. While traditional parking revenues were lower during the quarter, revenues generated from ride-hailing platforms and car rental operators continued to grow, partially offsetting the decline. The Company remains focused on enhancing the overall mobility ecosystem across its airports by optimizing the customer experience while expanding and diversifying this revenue stream. Duty-free revenues declined despite the increase in international passenger traffic, primarily reflecting changes in passenger mix toward more price-sensitive travelers, as well as lower price competitiveness of duty-free stores in Argentina relative to those in nearby regional markets.

Total Costs and Expenses increased by 12.8% YoY to $230.7 million on an as-reported basis. Excluding Construction Services and the impact of IAS 29, Total Costs and Expenses increased by 5.4% YoY, primarily reflecting higher Cost of Services and SG&A expenses. Operating costs and expenses were also affected by the real appreciation of the Argentine peso, as inflation in Argentina outpaced the depreciation of the peso against the U.S. dollar. As a result, local-currency-denominated operating costs increased in U.S. dollar terms.

•	Cost of Services, ex-IAS 29 and Construction Service Costs, increased by 3.2% year-over-year, primarily reflecting higher Salaries and social security contributions, as well as increased Services and fees.

•	SG&A expenses ex-IAS29 increased by 15.0% YoY, or $4.2 million, to $32.2 million, primarily reflecting higher Salaries and social security contributions.

Adjusted Segment EBITDA decreased by 20.4% YoY to $73.8 million on an ‘as reported’ basis. Excluding the impact of IAS 29, Adjusted Segment EBITDA declined by 20.0% YoY to $74.7 million, with an Adjusted EBITDA margin ex-IFRIC 12 of 33.4%, compared with 39.6% in 2Q25. The 6.2 percentage-point margin contraction primarily reflected the decline in revenues discussed above, together with higher operating costs, as inflation in Argentina continued to outpace the depreciation of the Argentine peso against the U.S. dollar, increasing local-currency-denominated operating costs when translated into U.S. dollars.

During 2Q26, CAAP made Capital Expenditures ex-IAS29 of $41.6 million, compared to $27.4 million in 2Q25. Key investments included the new courier cargo terminal and the expansion of the perishables facility, the expansion of the domestic departures area at Aeroparque Airport, the covered walkway for the international arrivals area, the new remote apron at San Fernando Airport, the completion of the international area at Iguazú Airport, the runway perimeter lighting system at Ezeiza Airport, and the new airfield lighting system at Río Grande Airport, among other projects.

Italy

	2Q26	2Q25	% Var.	6M26	6M25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	0.7%	0.9	1.0	-0.7%
International Passengers (in millions)	2.5	2.3	6.4%	3.8	3.6	7.7%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	3.0	2.9	5.3%	4.8	4.5	5.9%
Cargo Volume (in thousands of tons)	2.8	3.1	-11.5%	5.4	6.4	-15.8%
Total Aircraft Movements (in thousands)	27.1	26.3	3.1%	42.9	41.1	4.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	25.3	22.5	12.3%	39.7	34.3	15.8%
Non-Aeronautical revenue	31.0	23.2	33.6%	49.3	38.6	27.8%
Commercial revenue	16.4	14.9	10.2%	26.7	23.7	12.7%
Construction service revenue	12.2	5.2	135.0%	19.3	10.3	87.8%
Other revenue	2.4	3.1	-24.4%	3.3	4.6	-28.6%
Total Revenue	56.3	45.7	23.1%	88.9	72.8	22.1%
Total Revenue Excluding IFRIC12(1)	44.1	40.5	8.7%	69.6	62.5	11.3%
Cost of Services	37.4	29.1	28.4%	66.0	52.1	26.6%
Selling, general and administrative expenses	3.5	3.2	9.8%	6.7	6.3	7.5%
Total Costs and Expenses	41.0	32.2	27.1%	73.6	58.4	26.1%
Total Costs and Expenses Excluding IFRIC12(2)	31.4	30.2	3.9%	58.5	53.4	9.5%
Adjusted Segment EBITDA	18.6	16.6	12.3%	21.6	20.1	7.3%
Adjusted Segment EBITDA Mg	33.0%	36.2%	-318	24.2%	27.6%	-335
Adjusted EBITDA Margin excluding IFRIC 12(3)	36.2%	33.0%	314	25.0%	23.7%	133
Capex	13.1	6.2	109.7%	20.9	12.4	68.4%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased by 5.3% YoY, primarily driven by strong performance in the international segment, which accounted for more than 80% of total traffic and grew by 6.4% YoY. International traffic was supported by growth of 8.0% at Pisa Airport and 4.2% at Florence Airport. Domestic traffic increased slightly by 0.7% YoY, with both airports contributing positively to the overall result.

Revenues increased by 23.1% YoY to $56.3 million in 2Q26, driven by growth in aeronautical and commercial revenues on higher passenger volumes, as well as increased Construction Service revenue tied to higher Capex. Commercial revenues grew by 10.2% YoY, reflecting higher demand for passenger-related services such as Duty-free, VIP lounges, F&B services, and Retail stores, in line with year-over-year traffic growth. The 2.6% YoY average appreciation of the euro against the U.S. dollar also supported revenue growth.

•	Aeronautical Revenues increased 12.3% YoY, above traffic growth of 5.3%.

•	Commercial Revenues rose 10.2% YoY, mainly driven by the strong performance in passenger-related revenues such as Duty-free, F&B services, VIP lounges, and Retail stores, which expanded significantly above the 5.3% traffic growth, as well as higher advertising revenues.

Total Costs and Expenses increased 27.1% YoY, or $8.7 million, to $41.0 million. Excluding Construction service, total costs and expenses rose 3.9% year-over-year to $31.4 million, mainly driven by higher Cost of services.

•	Cost of Services excluding Construction service increased 2.6% YoY, or $0.7 million, primarily driven by higher Salaries and social security contributions, Maintenance expenses, and Concession fees, reflecting higher operational activity.

•	SG&A expenses increased 9.8% YoY, or $0.3 million, to $3.5 million.

Adjusted Segment EBITDA increased by 12.3% YoY to $18.6 million from $16.6 million in 2Q25, with the Adjusted EBITDA margin ex-IFRIC 12 expanding by 3.2 percentage points to 36.2%, reflecting operating leverage from passenger traffic growth and strong commercial revenue performance, particularly in Duty-free, F&B, and VIP Lounge revenues. Excluding IFRIC 12 and other construction service-related costs, Adjusted Segment EBITDA increased by 11.0% YoY.

During 2Q26, CAAP made Capital Expenditures of $13.1 million, compared to $6.2 million in 2Q25.

Brazil

	2Q26	2Q25	% Var.	6M26	6M25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	2.3	2.4	-1.2%	4.5	4.4	2.0%
International Passengers (in millions)	0.2	0.2	-5.6%	0.4	0.4	1.2%
Transit Passengers (in millions)	1.7	1.5	14.3%	3.4	2.9	18.0%
Total Passengers (in millions) (1)	4.2	4.0	4.2%	8.4	7.8	8.0%
Cargo Volume (in thousands of tons)	13.9	15.4	-10.0%	29.0	30.7	-5.5%
Total Aircraft Movements (in thousands)	38.0	37.4	1.7%	74.7	71.9	3.9%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	13.1	10.4	26.0%	25.5	19.7	29.6%
Non-Aeronautical revenue	21.5	17.2	24.7%	42.3	33.2	27.5%
Commercial revenue	21.4	17.2	24.1%	41.7	33.0	26.5%
Construction service revenue	0.1	0.0	-	0.6	0.2	203.9%
Total Revenue	34.6	27.7	25.2%	67.8	52.8	28.3%
Total Revenue Excluding IFRIC12[2]	34.5	27.7	24.8%	67.2	52.7	27.7%
Cost of Services	19.9	16.9	17.8%	39.3	32.7	20.1%
Selling, general and administrative expenses	3.3	3.1	5.1%	6.5	5.7	13.5%
Other expenses	0.0	0.0	-100.0%	0.0	0.0	617.8%
Total Costs and Expenses	23.2	20.0	15.9%	45.8	38.4	19.2%
Total Costs and Expenses Excluding IFRIC12[3]	23.1	20.0	15.3%	45.2	38.2	18.3%
Adjusted Segment EBITDA	14.7	11.2	31.9%	28.5	20.7	37.3%
Adjusted Segment EBITDA Mg	42.5%	40.4%	216	42.0%	39.3%	277
Adjusted EBITDA Margin excluding IFRIC12[4]	42.7%	40.4%	231	42.4%	39.4%	298
Capex	0.5	0.4	47.0%	1.2	0.9	27.9%

1)	Excludes Construction Service revenue.
2)	Excludes Construction Service cost.
3)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic increased by 4.2% YoY, reflecting improving traffic trends following a prolonged period of challenges in the aviation sector. Domestic traffic, which accounted for more than 50% of total traffic, declined slightly by 1.2% YoY, while transit passenger traffic increased by 14.3% YoY. Brasília International Airport continued to benefit from its role as a key secondary hub within Brazil's domestic network.

Revenues increased by 25.2% YoY, or $7.0 million, to $34.6 million, primarily driven by 26.0% growth in aeronautical revenues and a 24.1% increase in commercial revenues, both supported by higher passenger traffic growth. Reported revenues in U.S. dollar terms also benefited from the 10.9% average YoY appreciation of the Brazilian real.

•	Aeronautical Revenues increased by 26.0% YoY, or $2.7 million, primarily driven by traffic growth and tariff increases, as well as the aforementioned appreciation of the Brazilian real.

•	Commercial Revenues rose by 24.1% YoY, or $4.1 million, mainly reflecting stronger performance in VIP lounges, Rental of space, F&B, and other passenger-related revenues.

Total Costs and Expenses increased by 15.9% YoY, or $3.2 million, to $23.2 million, mainly due to higher Cost of services associated with increased operating activity.

•	Cost of Services rose by 17.8% YoY, or $3.0 million, primarily resulting from higher Concession fees, Salaries and social security contributions, and Services and fees.

•	SG&A expenses increased by 5.1% YoY, or $0.2 million, reaching $3.3 million in 2Q26, driven largely by higher Salaries and social security contributions.

Adjusted Segment EBITDA increased 31.9% YoY, or $3.6 million, to $14.7 million. The Adjusted EBITDA margin ex-IFRIC 12 expanded by 2.3 percentage points to 42.7%, from 40.4% in the prior-year quarter.

During 2Q26, CAAP made Capital Expenditures of $0.5 million, compared to $0.4 million in 2Q25.

Uruguay

	2Q26	2Q25	% Var.	6M26	6M25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	2.5%	1.2	1.2	3.5%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	0.5	0.5	2.0%	1.2	1.2	2.8%
Cargo Volume (in thousands of tons)	8.7	8.7	-0.4%	16.6	17.6	-5.3%
Total Aircraft Movements (in thousands)	7.1	7.8	-8.7%	17.5	17.7	-1.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.2	20.1	5.3%	50.3	45.9	9.5%
Non-Aeronautical revenue	28.1	27.1	3.7%	63.1	52.5	20.2%
Commercial revenue	19.7	18.5	6.7%	44.4	39.3	12.9%
Construction service revenue	8.4	8.6	-2.6%	18.7	13.2	42.1%
Total Revenue	49.3	47.2	4.4%	113.4	98.4	15.2%
Total Revenue Excluding IFRIC12(1)	40.9	38.6	6.0%	94.7	85.3	11.0%
Cost of Services	31.1	27.5	12.8%	64.4	51.8	24.4%
Selling, general and administrative expenses	7.2	6.1	19.1%	14.1	12.4	13.9%
Other expenses	0.3	0.1	198.1%	0.4	0.2	149.1%
Total Costs and Expenses	38.6	33.7	14.5%	78.9	64.3	22.7%
Total Costs and Expenses Excluding IFRIC12(2)	30.2	25.1	20.3%	60.2	51.2	17.7%
Adjusted Segment EBITDA	13.0	15.5	-16.3%	39.3	38.3	2.8%
Adjusted Segment EBITDA Mg	26.3%	32.8%	-652	34.7%	38.9%	-419
Adjusted EBITDA Margin excluding IFRIC 12 (3)	31.7%	40.1%	-845	41.5%	44.9%	-334
Capex	9.2	10.7	-13.9%	20.6	17.7	16.2%

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Uruguay, where air traffic is primarily international, total passenger traffic increased by 2.0% YoY, although growth was negatively affected by the calendar shift of the Easter holidays. Among other developments, Azul Linhas Aéreas Brasileiras launched a new Montevideo–Belo Horizonte route, operating two weekly frequencies.

Revenues increased by 4.4% YoY to $49.3 million on a reported basis, above passenger traffic growth. Excluding Construction Service revenues, revenues increased 6.0% to $40.9 million, primarily driven by higher commercial activity and increased aeronautical revenues tied to YoY passenger growth.

•	Aeronautical Revenues increased 5.3% YoY, or $1.1 million, to $21.2 million, aligned with the increase in passenger traffic and tariff increases.

•	Commercial Revenues increased by 6.7% YoY, or $1.2 million, to $19.7 million, primarily driven by passenger-related revenues, particularly VIP Lounges and Duty-free, together with higher Cargo revenues, which benefited from tariff increases. Higher Advertising revenues also contributed to commercial revenue growth, outperforming overall passenger traffic growth.

Total Costs and Expenses increased by 14.5% YoY to $38.6 million. Excluding Construction service costs, Total Costs and Expenses increased by 20.3% YoY to $30.2 million, primarily reflecting higher Cost of Services and SG&A expenses. Operating costs and expenses were also affected by the average 4.0% YoY appreciation of the Uruguayan peso against the U.S. dollar, increasing local-currency-denominated operating costs when measured in U.S. dollar terms.

•	Cost of Services increased by 12.8% YoY to $31.1 million. Excluding Construction service costs, Cost of Services increased by 19.8% YoY to $22.7 million, primarily reflecting higher Salaries and social security contributions and, to a lesser extent, higher Maintenance expenses and Concession fees.

•	SG&A expenses increased 19.1% YoY, to $7.2 million, principally due to higher Maintenance expenses, and Services and fees.

Adjusted Segment EBITDA decreased by 16.3% YoY to $13.0 million, while the Adjusted EBITDA margin, excluding IFRIC 12, contracted by 8.4 percentage points to 31.7%. Despite the increase in passenger traffic and revenues, margin contraction reflected operating costs growing faster than revenues, primarily due to higher Salaries and social security contributions. Results were also affected by the average 4.0% YoY appreciation of the Uruguayan peso, which increased local-currency-denominated operating costs when translated into U.S. dollar terms.

During 2Q26, CAAP made Capital Expenditures of $9.2 million in Uruguay, down from $10.7 million in 2Q25.

Armenia

	2Q26	2Q25	%Var.	6M26	6M25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.5	1.4	11.7%	2.7	2.4	9.7%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.6	1.4	12.7%	2.7	2.5	10.9%
Cargo Volume (in thousands of tons)	9.0	9.3	-3.4%	21.0	18.8	11.6%
Total Aircraft Movements (in thousands)	11.6	10.8	8.2%	20.4	19.1	6.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	27.1	25.0	8.3%	47.7	42.4	12.3%
Non-Aeronautical revenue	79.4	47.8	66.1%	126.1	78.5	60.7%
Commercial revenue	75.3	43.9	71.4%	120.2	73.7	63.1%
Construction service revenue	4.0	3.9	4.8%	5.9	4.8	24.1%
Total Revenue	106.4	72.8	46.2%	173.8	120.9	43.8%
Total Revenue Excluding IFRIC12(1)	102.4	68.9	48.5%	167.9	116.2	44.6%
Cost of Services	66.0	43.6	51.5%	107.1	73.9	44.8%
Selling, general and administrative expenses	7.5	5.0	51.2%	13.1	9.6	36.9%
Other expenses	0.4	0.6	-29.8%	0.8	1.1	-32.3%
Total Costs and Expenses	73.9	49.1	50.6%	120.9	84.6	42.9%
Total Costs and Expenses Excluding IFRIC12(2)	70.0	45.3	54.4%	115.4	80.0	44.2%
Adjusted Segment EBITDA	35.4	29.4	20.5%	59.9	47.5	26.1%
Adjusted Segment EBITDA Mg	33.2%	40.3%	-709	34.5%	39.3%	-484
Adjusted EBITDA Margin excluding IFRIC 12 (3)	34.4%	42.4%	-799	35.5%	40.8%	-533
Capex	5.5	4.2	31.6%	9.4	6.9	0.4

1) Excludes Construction Service revenue.

2) Excludes Construction Service cost.

3) Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger traffic in Armenia increased by 12.7% YoY despite disruptions related to the conflict in Iran, which resulted in flight cancellations and airspace restrictions across the region. However, the impact proved more limited than initially expected, as strong demand from Western and Eastern Europe, Asia, and Russia continued to support overall traffic growth. The addition of new airlines and routes, increased flight frequencies, and the launch of the new Wizz Air base at Zvartnots International Airport in late 2025 continued to support the airport's strong performance.

Revenues increased by 46.2% YoY to $106.4 million on an ‘as reported’ basis, or by 48.5% when excluding Construction Service revenues, driven by growth in both Commercial and Aeronautical revenues, underpinned by higher traffic volumes. Results also benefited from the 2.6% YoY average appreciation of the euro.

•	Aeronautical Revenues increased by 8.3% YoY, or $2.1 million, to $27.1 million, in line with traffic growth.

•	Commercial Revenues increased by 71.4% YoY, or $31.4 million, to $75.3 million, largely driven by higher Fuel revenues, which are directly linked to fuel costs, as well as growth in VIP Lounges, Duty-free sales and other passenger-related revenues. Cargo revenues also contributed to commercial revenue growth.

Total Costs and Expenses increased by 50.6% YoY to $73.9 million. Excluding IFRIC 12, Total Costs and Expenses increased by 54.4% YoY, largely driven by higher Cost of Services.

•	Cost of Services increased by 51.5% YoY to $66.0 million. Excluding IFRIC 12, Cost of Services increased by 55.9% YoY, primarily reflecting higher Fuel costs associated with the growth in Fuel-related revenues. Higher Salaries and Maintenance expenses also contributed to the increase.

•	SG&A increased 51.2% YoY, or $2.5 million, to $7.5 million in 2Q26, primarily reflecting higher Salaries and social security contributions, Services and fees, and Maintenance expenses.

Adjusted Segment EBITDA increased by 20.5% YoY to $35.4 million in 2Q26, supported by continued passenger traffic growth and the ongoing expansion of the fuel business. However, the Adjusted EBITDA margin, excluding IFRIC 12, contracted by 8.0 percentage points to 34.4%, primarily reflecting the greater contribution of the fuel business. Although profitability in the fuel business continued to improve, its margins remain structurally below those of the Company's core airport operations, diluting Armenia’s overall EBITDA margin.

During 2Q26, CAAP made Capital Expenditures of $5.5 million in Armenia, compared to $4.2 million in 2Q25.

Ecuador

	2Q26	2Q25	% Var.	6M26	6M25	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.6	0.6	-3.1%	1.2	1.2	0.8%
International Passengers (in millions)	0.6	0.6	8.3%	1.2	1.1	9.4%
Transit Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Passengers (in millions)	1.2	1.2	2.3%	2.4	2.3	4.7%
Cargo Volume (in thousands of tons)	8.4	9.5	-10.9%	16.8	18.4	-8.9%
Total Aircraft Movements (in thousands)	19.0	19.3	-1.4%	37.7	38.5	-2.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	21.5	19.8	8.1%	43.3	39.8	8.8%
Non-Aeronautical revenue	8.4	7.4	13.1%	16.5	14.7	12.0%
Commercial revenue	8.4	7.4	13.1%	16.5	14.7	12.0%
Construction service revenue	0.0	0.0	nm	0.0	0.0	nm
Total Revenue	29.9	27.3	9.5%	59.8	54.5	9.7%
Total Revenue Excluding IFRIC12(1)	29.9	27.3	9.5%	59.8	54.5	9.7%
Cost of Services	17.2	16.4	4.9%	34.2	32.7	4.7%
Selling, general and administrative expenses	4.6	4.0	15.7%	9.1	7.8	16.7%
Other expenses	0.0	0.0	-29.4%	0.0	0.0	-44.2%
Total Costs and Expenses	21.8	20.4	7.0%	43.3	40.5	7.0%
Total Costs and Expenses Excluding IFRIC12(2)	21.8	20.4	7.0%	43.3	40.5	7.0%
Adjusted Segment EBITDA	9.3	7.9	16.9%	18.7	16.0	16.7%
Adjusted Segment EBITDA Mg	31.1%	29.1%	198	31.3%	29.4%	188
Adjusted EBITDA Margin excluding IFRIC 12(3)	31.1%	29.1%	198	31.3%	29.4%	188
Capex	0.3	0.6	-47%	1.7	0.7	129%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

In Ecuador, passenger traffic increased by 2.3% YoY despite ongoing public security concerns. International traffic increased by 8.3% YoY, primarily supported by strong demand on U.S. routes, the launch of new services by Avianca, JetBlue, and LATAM Airlines, as well as additional frequencies operated by American Airlines. Domestic traffic, however, declined by 3.1% YoY, as elevated airfares continued to weigh on demand.

Revenues increased by 9.5% YoY to $29.9 million in 2Q26 on an ‘As reported’ basis, driven by both higher Commercial and Aeronautical revenues.

•	Aeronautical Revenues increased by 8.1% YoY, or $1.6 million, to $21.5 million, in line with YoY traffic growth.

•	Commercial Revenues increased by 13.1% YoY, or $1.0 million, to $8.4 million, reflecting higher Duty-Free sales, combined with an increase in Retail stores.

Total Costs and Expenses increased by 7.0% YoY to $21.8 million, driven by higher Cost of service and SG&A expenses.

•	Cost of Services rose by 4.9% YoY to $17.2 million, primarily reflecting higher Concession fees and other cost of sales, partially offset by lower Services and fees, and Maintenance expenses.

•	SG&A increased 15.7% YoY, to $4.6 million.

Adjusted Segment EBITDA increased 16.9% YoY to $9.3 million, with the Adjusted EBITDA Margin ex- IFRIC 12 expanding 2.0 percentage points to 31.1%, mainly reflecting operating leverage from passenger traffic growth.

During 2Q26, CAAP made Capital Expenditures of $0.3 million in Ecuador, compared to $0.6 million in 2Q25.

Key Quarter Highlights and Subsequent Events

CAAP | Dividend distribution

On August 18, 2026, the Board of Directors approved a total dividend cash interim payment for the 2026 fiscal year of $150 million, representing approximately $0.91 per share. The dividend payment will be distributed on September 10, 2026, to shareholders of record as of the close of business on August 31, 2026.

For further information on subsequent events, please refer to Note 20 of the Company’s Financial Statements, filed with the SEC on Form 6-K.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina, which accounted for over 95% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 2Q26, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

Non-Financial Disclosure

With the assistance of an external advisor and under guidance of the Board of Directors, the Company is preparing its ESG policy and gearing up to make the necessary disclosure under the Corporate Sustainability Reporting Directive in a timely manner.

2Q26 EARNINGS CONFERENCE CALL

When:	12:00 p.m. Eastern Time, August 18, 2026

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Jorge Arruda, Chief Financial Officer

Mr. Patricio Iñaki Esnaola, Head of Investor Relations

Dial-in:	1-833-461-5787 (US, Toll Free); +44-808-196-8935 (UK, Toll Free); Conference ID: 163487257

Webcast & Replay:	CAAP 2Q26 Earnings Conference Call

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 25 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU or the AMD against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Argentina
Domestic Passengers (in millions)	6.1	6.9	-11.6%	13.6	14.52	-6.4%
International Passengers (in millions)	3.5	3.4	4.0%	8.4	7.5	12.0%
Transit passengers (in millions)	0.4	0.4	1.9%	0.8	0.7	3.7%
Total passengers (in millions)	10.0	10.6	-6.2%	22.8	22.8	0.0%
Cargo volume (in thousands of tons)	53.0	51.2	3.6%	105.2	101.2	4.0%
Aircraft movements (in thousands)	106.0	113.0	-6.2%	229.3	232.4	-1.3%
Italy
Domestic Passengers (in millions)	0.6	0.6	0.7%	0.9	1.0	-0.7%
International Passengers (in millions)	2.5	2.3	6.4%	3.8	3.6	7.7%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	3.0	2.9	5.3%	4.8	4.5	5.9%
Cargo volume (in thousands of tons)	2.8	3.1	-11.5%	5.4	6.4	-15.8%
Aircraft movements (in thousands)	27.1	26.3	3.1%	42.9	41.1	4.5%
Brazil
Domestic Passengers (in millions)	2.3	2.4	-1.2%	4.5	4.4	2.0%
International Passengers (in millions)	0.2	0.2	-5.6%	0.4	0.4	1.2%
Transit passengers (in millions)	1.7	1.5	14.3%	3.4	2.9	18.0%
Total passengers (in millions)	4.2	4.0	4.2%	8.4	7.8	8.0%
Cargo volume (in thousands of tons)	13.9	15.4	-10.0%	29.0	30.7	-5.5%
Aircraft movements (in thousands)	38.0	37.4	1.7%	74.7	71.9	3.9%
Uruguay
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	0.5	0.5	2.5%	1.2	1.2	3.5%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	0.5	0.5	2.0%	1.2	1.2	2.8%
Cargo volume (in thousands of tons)	8.7	8.7	-0.4%	16.6	17.6	-5.3%
Aircraft movements (in thousands)	7.1	7.8	-8.7%	17.5	17.7	-1.2%
Ecuador(1)
Domestic Passengers (in millions)	0.6	0.6	-3.1%	1.2	1.2	0.8%
International Passengers (in millions)	0.6	0.6	8.3%	1.2	1.1	9.4%
Transit passengers (in millions)	0.0	0.0	-6.4%	0.0	0.0	-13.3%
Total passengers (in millions)	1.2	1.2	2.3%	2.4	2.3	4.7%
Cargo volume (in thousands of tons)	8.4	9.5	-10.9%	16.8	18.4	-8.9%
Aircraft movements (in thousands)	19.0	19.3	-1.4%	37.7	38.5	-2.2%
Armenia
Domestic Passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
International Passengers (in millions)	1.5	1.4	11.7%	2.7	2.4	9.7%
Transit passengers (in millions)	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total passengers (in millions)	1.6	1.4	12.7%	2.7	2.5	10.9%
Cargo volume (in thousands of tons)	9.0	9.3	-3.4%	21.0	18.8	11.6%
Aircraft movements (in thousands)	11.6	10.8	8.2%	20.4	19.1	6.7%

1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	2Q26	2Q25	2Q26	2Q25	1Q26	1Q25	1Q26	1Q25
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	1,410.3	1,149.7	1,482.0	1,455.0	1,419.2	1,056.3	1,382.0	1,074.0
Euro	1.2	1.1	1.1	1.2	1.2	1.1	1.1	1.1
Brazilian Real	5.0	5.7	5.2	5.5	5.3	5.9	5.2	5.7
Uruguayan Peso	40.1	41.8	40.3	39.1	39.1	43.0	40.3	42.1

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	231.2	222.9	3.7%	-2.8	234.0	225.0	4.0%
Passenger use fees	196.9	191.4	2.9%	-2.5	199.4	193.3	3.2%
Aircraft fees	37.4	33.2	12.9%	-0.3	37.8	33.4	13.1%
Other	-3.2	-1.7	92.4%	-	-3.2	-1.7	92.4%

Commercial Revenue Breakdown (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Commercial revenue	236.8	209.2	13.2%	-1.9	238.7	210.4	13.5%
Warehouse use fees	48.9	60.7	-19.4%	-1.0	49.9	61.8	-19.2%
Duty free shops	22.6	21.6	4.5%	-0.3	22.9	21.9	4.6%
Rental of space (including hangars)	12.6	10.8	16.9%	-0.1	12.7	10.8	17.1%
Parking facilities	14.3	15.8	-9.7%	-0.2	14.5	16.0	-9.5%
Fuel	64.9	34.0	91.0%	-0.1	65.0	34.0	91.1%
Food and beverage services	10.1	8.8	14.5%	0.0	10.1	8.8	14.8%
Advertising	8.2	7.5	10.4%	0.1	8.2	7.2	13.9%
Services and retail stores	6.1	4.8	27.5%	0.0	6.1	4.8	27.9%
Catering	3.7	3.4	7.9%	-0.1	3.8	3.5	8.5%
VIP lounges	22.1	19.4	13.8%	0.0	22.2	19.3	14.7%
Walkway services	2.1	2.2	-8.1%	0.0	2.1	2.3	-7.4%
Other	21.3	20.2	5.7%	-0.2	21.5	20.2	6.4%

Revenues by Segment (in US$ million)

Country	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Argentina	566.3	510.4	11.0%	8.1	558.2	527.8	5.8%
Italy	88.9	72.8	22.1%	-	88.9	72.8	22.1%
Brazil	67.8	52.8	28.3%	-	67.8	52.8	28.3%
Uruguay	113.4	98.4	15.2%	-	113.4	98.4	15.2%
Armenia	173.8	120.9	43.8%	-	173.8	120.9	43.8%
Ecuador (1)	59.8	54.5	9.7%	-	59.8	54.5	9.7%
Unallocated	0.6	0.3	82.9%	-	0.6	0.3	82.9%
Total consolidated revenue	1,070.6	910.3	17.6%	8.1	1,062.5	927.6	14.5%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	508.4	451.5	12.6%	6.7	501.7	460.2	9.0%
Non-aeronautical Revenue	562.2	458.8	22.5%	1.4	560.8	467.4	20.0%
Commercial revenue	452.6	382.7	18.3%	5.0	447.6	387.5	15.5%
Construction service revenue (1)	105.7	71.4	47.9%	-3.6	109.2	75.3	45.0%
Other revenue	3.9	4.6	-14.8%	-	3.9	4.6	-14.8%
Total Consolidated Revenue	1,070.6	910.3	17.6%	8.1	1,062.5	927.6	14.5%
Total Revenue excluding Construction Service revenue (2)	965.0	838.8	15.0%	11.7	953.3	852.3	11.8%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	508.4	451.5	12.6%	6.7	501.7	460.2	9.0%
Passenger use fees	436.7	389.5	12.1%	6.1	430.6	397.3	8.4%
Aircraft fees	75.8	63.3	19.7%	0.6	75.3	64.2	17.2%
Other	-4.2	-1.3	214.0%	-	-4.2	-1.3	214.0%

Commercial Revenue Breakdown (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Commercial revenue	452.6	382.7	18.3%	5.0	447.6	387.5	15.5%
Warehouse use fees	103.6	106.0	-2.3%	1.2	102.3	108.8	-5.9%
Duty free shops	44.6	41.3	7.9%	0.4	44.2	42.1	5.1%
Rental of space (including hangars)	25.2	21.2	19.1%	0.3	25.0	21.4	16.7%
Parking facilities	29.2	29.5	-1.1%	0.3	28.9	30.1	-4.1%
Fuel	102.5	58.0	76.7%	0.1	102.5	58.1	76.2%
Food and beverage services	19.6	16.4	19.6%	0.3	19.3	16.4	17.4%
Advertising	18.2	14.8	22.8%	0.9	17.3	14.4	20.5%
Services and retail stores	10.1	9.1	11.3%	0.1	10.1	9.2	10.0%
Catering	8.0	7.2	12.1%	0.1	7.9	7.4	7.4%
VIP lounges	41.7	35.7	16.8%	0.7	41.0	35.6	15.2%
Walkway services	4.4	4.4	-0.7%	0.0	4.4	4.5	-3.5%
Other	45.5	39.1	16.2%	0.7	44.8	39.5	13.5%

Total Expenses Breakdown (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Cost of services	371.4	310.9	19.5%	28.8	342.6	283.8	20.7%
SG&A	64.5	53.3	21.2%	0.1	64.5	52.9	21.8%
Financial loss	58.2	71.5	-18.6%	-35.6	93.8	113.6	-17.4%
Inflation adjustment	3.5	1.7	110.4%	3.5	0.0	-0.7	-99.2%
Other expenses	4.0	2.3	74.4%	0.2	3.8	2.3	67.3%
Income tax expense	8.0	10.1	-20.1%	10.1	-2.1	-2.7	-22.7%
Total expenses	509.7	449.7	13.3%	7.1	502.7	449.3	11.9%

Cost of Services (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Cost of Services	371.4	310.9	19.5%	28.8	342.6	283.8	20.7%
Salaries and social security contributions	69.3	60.7	14.3%	-1.2	70.5	61.4	14.9%
Concession fees	54.3	54.1	0.5%	-0.8	55.1	54.7	0.8%
Construction service cost	60.5	38.3	58.1%	-3.2	63.7	39.7	60.6%
Maintenance expenses	46.4	45.8	1.5%	-0.9	47.4	46.4	2.1%
Amortization and depreciation	55.7	51.9	7.3%	35.2	20.5	21.2	-3.2%
Services and fees	17.9	17.3	3.5%	-0.2	18.1	17.4	3.7%
Cost of fuel	53.1	28.0	89.6%	-	53.1	28.0	89.6%
Taxes	1.5	1.4	5.6%	0.0	1.5	1.4	5.8%
Office expenses	3.9	4.0	-1.6%	-0.1	4.0	4.1	-1.4%
Others	8.6	9.5	-8.6%	0.0	8.6	9.5	-9.2%

Selling, General and Administrative Expenses (in US$ million)

	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
SG&A	64.5	53.3	21.2%	0.1	64.5	52.9	21.8%
Taxes	15.9	14.5	9.9%	-0.3	16.2	14.7	10.1%
Salaries and social security contributions	20.6	13.3	54.5%	-0.3	20.9	13.5	55.0%
Services and fees	13.6	12.3	11.2%	-0.1	13.7	12.3	11.4%
Office expenses	2.7	2.6	1.2%	-0.1	2.7	2.7	1.7%
Amortization and depreciation	3.3	2.6	25.6%	0.9	2.4	1.8	32.4%
Maintenance expenses	2.1	1.8	17.2%	0.0	2.1	1.8	17.8%
Advertising	2.5	1.4	81.8%	-0.1	2.6	1.4	81.6%
Insurances	0.8	0.9	-8.4%	0.0	0.8	0.9	-7.2%
Bad debts recovery	-1.2	-1.0	22.3%	0.1	-1.3	-1.1	20.6%
Bad debts	2.2	2.5	-11.7%	-0.1	2.3	2.6	-10.2%
Others	2.0	2.4	-13.5%	0.0	2.1	2.4	-12.5%

Expenses by Segment (in US$ million)

Country	2Q26 as reported	2Q25 as reported	% Var as reported	IAS 29	2Q26 ex IAS 29	2Q25 ex IAS 29	% Var ex IAS 29
Argentina	230.7	204.5	12.8%	29.0	201.7	177.1	13.9%
Italy	41.0	32.2	27.1%	-	41.0	32.2	27.1%
Brazil	23.2	20.0	15.9%	-	23.2	20.0	15.9%
Uruguay	38.6	33.7	14.4%	-	38.6	33.7	14.4%
Armenia	73.9	49.1	50.6%	-	73.9	49.1	50.6%
Ecuador	21.8	20.4	7.0%	-	21.8	20.4	7.0%
Unallocated	10.6	6.5	62.1%	-	10.6	6.5	62.1%
Total consolidated expenses (1) (2)	439.9	366.4	20.1%	29.0	410.9	339.0	21.2%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Costs and Expenses (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Cost of Services	709.8	592.7	19.8%	70.0	639.8	543.6	17.7%
Salaries and social security contributions	140.2	121.9	15.0%	0.9	139.4	124.4	12.0%
Concession fees	117.8	107.9	9.2%	1.4	116.4	110.1	5.7%
Construction service cost	101.0	65.9	53.3%	-3.6	104.6	69.8	49.9%
Maintenance expenses	96.0	90.7	5.8%	0.9	95.2	92.4	3.0%
Amortization and depreciation	111.7	101.7	9.8%	70.1	41.6	41.6	0.1%
Other	143.0	104.6	36.8%	0.3	142.7	105.4	35.4%
Cost of Services Excluding Construction Service cost	608.8	526.8	15.6%	73.6	535.2	473.9	13.0%
Selling, general and administrative expenses	129.2	106.1	21.8%	2.7	126.5	106.1	19.3%
Other expenses	6.0	7.1	-15.2%	0.2	5.8	4.3	33.7%
Total Costs and Expenses	845.1	705.8	19.7%	72.9	772.2	654.0	18.1%
Total Costs and Expenses Excluding Construction Service cost	744.1	640.0	16.3%	76.5	667.6	584.3	14.3%

Total Expenses Breakdown (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Cost of services	709.8	592.7	19.8%	70.0	639.8	543.6	17.7%
SG&A	129.2	106.1	21.8%	2.7	126.5	106.1	19.3%
Financial loss	81.3	113.7	-28.5%	-71.7	152.9	191.5	-20.1%
Inflation adjustment	7.6	5.0	50.8%	8.1	-0.5	0.6	-183.8%
Other expenses	6.0	7.1	-15.2%	0.2	5.8	4.3	33.7%
Income tax expense	55.8	40.8	36.6%	27.1	28.6	16.2	77.1%
Total expenses	989.7	865.4	14.4%	36.5	953.2	862.3	10.5%

Cost of Services (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Cost of Services	709.8	592.7	19.8%	70.0	639.8	543.6	17.7%
Salaries and social security contributions	140.2	121.9	15.0%	0.9	139.4	124.4	12.0%
Concession fees	117.8	107.9	9.2%	1.4	116.4	110.1	5.7%
Construction service cost	101.0	65.9	53.3%	-3.6	104.6	69.8	49.9%
Maintenance expenses	96.0	90.7	5.8%	0.9	95.2	92.4	3.0%
Amortization and depreciation	111.7	101.7	9.8%	70.1	41.6	41.6	0.1%
Services and fees	34.9	33.8	3.2%	0.1	34.8	34.3	1.4%
Cost of fuel	82.4	46.3	77.9%	-	82.4	46.3	77.9%
Taxes	3.0	2.7	14.1%	0.1	3.0	2.7	9.1%
Office expenses	7.5	7.6	-1.8%	0.1	7.4	7.9	-6.1%
Others	15.2	14.1	7.9%	0.0	15.2	14.2	7.0%

Selling, General and Administrative Expenses (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
SG&A	129.2	106.1	21.8%	2.7	126.5	106.1	19.3%
Taxes	35.0	30.6	14.1%	0.5	34.5	31.5	9.5%
Salaries and social security contributions	38.9	26.4	47.5%	0.2	38.7	26.9	43.8%
Services and fees	28.4	24.0	18.1%	0.0	28.4	24.1	17.7%
Office expenses	5.6	5.0	11.6%	0.0	5.6	5.2	8.3%
Amortization and depreciation	6.4	5.1	24.2%	1.9	4.5	3.5	31.1%
Maintenance expenses	3.9	2.9	34.2%	0.0	3.9	2.9	33.7%
Advertising	3.9	2.0	90.6%	0.0	3.9	2.1	86.4%
Insurances	1.6	1.8	-8.6%	0.0	1.6	1.8	-10.7%
Bad debts recovery	-3.3	-2.0	64.4%	-0.0	-3.3	-2.1	53.1%
Bad debts	4.7	5.0	-6.2%	0.0	4.7	5.2	-10.2%
Others	4.1	5.0	-19.2%	0.0	4.1	5.0	-19.3%

Expenses by Segment (in US$ million)

Country	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Argentina	461.4	404.5	14.1%	72.9	388.4	352.7	10.1%
Italy	73.6	58.4	26.1%	-	73.6	58.4	26.1%
Brazil	45.8	38.4	19.2%	-	45.8	38.4	19.2%
Uruguay	78.9	64.4	22.6%	-	78.9	64.4	22.6%
Armenia	120.9	84.6	42.9%	-	120.9	84.6	42.9%
Ecuador	43.3	40.5	7.0%	-	43.3	40.5	7.0%
Unallocated	21.1	15.1	40.1%	-	21.1	15.1	40.1%
Total consolidated expenses (1) (2)	845.1	705.9	19.7%	72.9	772.2	654.1	18.1%

(1)	Excludes income tax and financial loss

(2)	We account for the results of operations of ECOGAL using the equity method

Adjusted EBITDA by Segment (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Argentina	200.4	187.1	7.1%	7.4	193.0	195.3	-1.2%
Italy	21.6	20.1	7.3%	-	21.6	20.1	7.3%
Brazil	28.5	20.7	37.3%	-	28.5	20.7	37.3%
Uruguay	39.3	38.3	2.8%	-	39.3	38.3	2.8%
Armenia	59.9	47.5	26.1%	-	59.9	47.5	26.1%
Ecuador	18.7	16.0	16.7%	-	18.7	16.0	16.7%
Unallocated	-7.3	-6.1	20.7%	-	-7.3	-6.1	20.7%
Total segment EBITDA	360.8	323.7	11.4%	7.4	353.3	331.9	6.4%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	133.7	85.9	55.7%	-38.4	172.1	124.6	38.1%
Financial Income	-35.7	-28.6	24.5%	10.3	-46.0	-45.9	0.1%
Financial Loss	81.3	113.7	-28.5%	-71.7	152.9	191.5	-20.1%
Inflation adjustment	7.6	5.0	50.8%	8.1	-0.5	0.6	-183.8%
Income Tax Expense	55.8	40.8	36.6%	27.1	28.6	16.2	77.1%
Amortization and Depreciation	118.1	106.9	10.5%	72.0	46.1	45.0	2.5%
Adjusted EBITDA	360.8	323.7	11.4%	7.4	353.3	331.9	6.4%
Adjusted EBITDA Margin	33.7%	35.6%	-187	-	33.3%	35.8%	-253
Adjusted EBITDA excluding Construction Service	356.1	318.1	11.9%	7.4	348.7	326.4	6.8%
Adjusted EBITDA Margin excluding Construction Service	36.9%	37.9%	-103	-	36.6%	38.3%	-172

Financial Income / Loss (in US$ million)

	6M26 as reported	6M25 as reported	% Var as reported	IAS 29	6M26 ex IAS 29	6M25 ex IAS 29	% Var ex IAS 29
Financial Income	35.7	28.6	24.5%	-10.3	46.0	45.9	0.1%
Interest income	23.7	17.1	39.0%	0.2	23.5	17.4	34.9%
Foreign exchange income	2.2	6.8	-67.0%	-10.5	12.8	23.7	-46.3%
Other	9.7	4.8	103.3%	0.0	9.7	4.8	103.8%
Inflation adjustment	-7.6	-5.0	50.8%	-8.1	0.5	-0.6	-183.8%
Inflation adjustment	-7.6	-5.0	50.8%	-8.1	0.5	-0.6	-183.8%
Financial Loss	-81.3	-113.7	-28.5%	71.7	-152.9	-191.5	-20.1%
Interest Expenses	-44.6	-45.5	-1.9%	-0.2	-44.4	-46.3	-4.1%
Foreign exchange transaction expenses	32.7	-17.5	-286.8%	72.3	-39.6	-94.5	-58.0%
Changes in liability for concessions	-58.4	-46.5	25.5%	-	-58.4	-46.5	25.5%
Other financial loss	-10.9	-4.2	158.3%	-0	-10.6	-4.2	149.7%
Financial Loss, Net	-53.2	-90.1	-41.0%	53.3	-106.5	-146.1	-27.1%

See “Use of Non-IFRS Financial Measures” on page 25.

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	84.8%
Neuquén	Argentina	77.7%
Bahía Blanca	Argentina	85.0%
Toscana Aeroporti (Florence and Pisa airports)	Italy	62.3%
ICAB (Brasilia Airport)	Brazil	51.0%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%

Selected Income Statement Data (in US$ million)

	2Q26	2Q25	% Var.		6M26	6M25	% Var.
Argentina
Total Revenue	257.2	256.0	0.5%		566.3	510.4	11.0%
Total Revenue Excluding IFRIC12(1)	218.6	232.0	-5.8%		505.1	467.3	8.1%
Operating Income	31.7	56.8	-44.1%		117.4	117.0	0.3%
Net Income	26.0	23.9	8.9%		113.7	62.1	83.1%
Adjusted Segment EBITDA	73.8	92.7	-20.4%		200.4	187.1	7.1%
Adjusted Segment EBITDA Mg	28.7%	36.2%	-7.5	pp	35.4%	36.7%	-1.3	pp
Adjusted EBITDA Margin excluding IFRIC	33.7%	39.9%	-6.2	pp	39.6%	40.0%	-0.4	pp

Italy
Total Revenue	56.3	45.7	23.1%		88.9	72.8	22.1%
Total Revenue Excluding IFRIC12(1)	44.1	40.5	8.7%		69.6	62.5	11.3%
Operating Income	15.5	13.7	13.1%		15.5	14.7	5.6%
Net Income	9.0	7.8	14.7%		7.4	6.7	11.2%
Adjusted Segment EBITDA	18.6	16.6	12.3%		21.6	20.1	7.3%
Adjusted Segment EBITDA Mg	33.0%	36.2%	-3.2	pp	24.2%	27.6%	-3.4	pp
Adjusted EBITDA Margin excluding IFRIC	36.2%	33.0%	3.2	pp	25.0%	23.7%	1.3	pp

Brazil
Total Revenue	34.6	27.7	25.2%		67.8	52.8	28.3%
Total Revenue Excluding IFRIC12(1)	34.5	27.7	24.8%		67.2	52.7	27.7%
Operating Income	11.5	8.5	35.9%		22.1	15.3	43.9%
Net Income	-18.2	-14.5	25.0%		-41.6	-38.5	8.0%
Adjusted Segment EBITDA	14.7	11.2	31.9%		28.5	20.7	37.3%
Adjusted Segment EBITDA Mg	42.5%	40.4%	2.1	pp	42.0%	39.3%	2.7	pp
Adjusted EBITDA Margin excluding IFRIC	42.7%	40.4%	2.3	pp	42.4%	39.4%	3.0	pp

Uruguay
Total Revenue	49.3	47.2	4.4%		113.4	98.4	15.2%
Total Revenue Excluding IFRIC12(1)	40.9	38.6	6.0%		94.7	85.3	11.0%
Operating Income	9.9	12.8	-22.5%		32.8	32.8	0.1%
Net Income	9.5	13.8	-30.9%		30.7	33.8	-9.2%
Adjusted Segment EBITDA	13.0	15.5	-16.3%		39.3	38.3	2.8%
Adjusted Segment EBITDA Mg	26.3%	32.8%	-6.5	pp	34.7%	38.9%	-4.2	pp
Adjusted EBITDA Margin excluding IFRIC	31.7%	40.1%	-8.4	pp	41.5%	44.9%	-3.4	pp

Ecuador
Total Revenue	29.9	27.3	9.5%		59.8	54.5	9.7%
Total Revenue Excluding IFRIC12(1)	29.9	27.3	9.5%		59.8	54.5	9.7%
Operating Income	7.2	6.1	17.8%		14.6	12.4	18.4%
Net Income	5.6	5.5	1.5%		11.4	11.3	0.2%
Adjusted Segment EBITDA	9.3	7.9	16.9%		18.7	16.0	16.7%
Adjusted Segment EBITDA Mg	31.1%	29.1%	2	pp	31.3%	29.4%	1.9	pp
Adjusted EBITDA Margin excluding IFRIC	31.1%	29.1%	2	pp	31.3%	29.4%	1.9	pp

Armenia
Total Revenue	106.4	72.8	46.2%		173.8	120.9	43.8%
Total Revenue Excluding IFRIC12(1)	102.4	68.9	48.5%		167.9	116.2	44.6%
Operating Income	33.0	23.8	38.9%		53.8	36.4	47.7%
Net Income	24.5	19.6	24.9%		40.3	29.6	35.8%
Adjusted Segment EBITDA	35.4	29.4	20.5%		59.9	47.5	26.1%
Adjusted Segment EBITDA Mg	33.2%	40.3%	-7.1	pp	34.5%	39.3%	-4.8	pp
Adjusted EBITDA Margin excluding IFRIC	34.4%	42.4%	-8	pp	35.5%	40.8%	-5.3	pp

Unallocated
Total revenue	0.3	0.2	107.0%		0.6	0.3	82.9%
Operating Income	-3.2	-4.4	-26.6%		-11.6	-10.7	8.4%
Net Income	-3.0	-4.7	-35.8%		-28.1	-19.2	46.8%
Adjusted segment EBITDA	-1.4	-2.1	-33.0%		-7.3	-6.1	20.7%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A		N/A	#N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers			Total Passenger Traffic			Cargo Volume
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in tons)			Aircraft Movements
	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.
Argentina
Aeroparque	2,415	2,868	-15.8%	1,220	1,163	5.0%	281	278	0.9%	3,916	4,309	-9.1%	400	304	31.7%	31,138	34,706	-10.3%
Bariloche	362	442	-18.0%	13	10	31.3%	0	0	-	375	452	-16.9%	-	-	-	2,631	3,262	-19.3%
Catamarca	19	20	-6.0%	-	-	-	1	2	-37.9%	20	22	-9.1%	-	-	-	881	720	22.4%
C. Rivadavia	130	139	-6.6%	-	-	-	0	-	-	130	139	-6.5%	83	98	-15.3%	1,651	1,726	-4.3%
Córdoba	470	534	-12.0%	241	196	22.4%	1	1	-	712	732	-2.7%	312	286	9.2%	6,373	6,500	-2.0%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	382	725	-47.3%
Esquel	16	14	13.3%	-	-	-	-	-	-	16	14	13.3%	-	-	-	264	270	-2.2%
Ezeiza	538	492	9.2%	1,814	1,803	0.6%	64	59	7.9%	2,416	2,355	2.6%	50,535	49,295	2.5%	16,896	15,941	6.0%
Formosa	19	24	-21.2%	-	-	-	-	-	-	19	24	-21.2%	9	23	-61.4%	381	357	6.7%
General Pico	0	-	-	-	-	-	-	-	-	0	-	-	-	-	-	673	771	-12.7%
Iguazú	342	412	-17.0%	1	0	-	-	-	-	343	412	-16.7%	-	-	-	2,464	2,950	-16.5%
Jujuy	97	110	-11.8%	1	1	-	-	-	-	98	111	-11.4%	26	27	-2.3%	1,046	1,098	-4.7%
La Rioja	17	19	-11.5%	-	-	-	2	3	-41.9%	19	22	-15.3%	7	6	22.1%	487	539	-9.6%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	121	209	-42.1%
Mar del Plata	59	61	-3.4%	-	-	-	1	1	-	59	61	-3.4%	25	28	-12.9%	1,262	1,440	-12.4%
Mendoza	384	454	-15.4%	168	165	1.6%	8	6	25.4%	559	625	-10.5%	235	153	53.3%	4,869	5,340	-8.8%
Paraná	12	11	8.5%	-	-	-	0	-	-	12	11	8.5%	-	-	-	960	812	18.2%
Posadas	64	85	-24.1%	-	-	-	-	0	-	64	85	-24.1%	29	39	-27.8%	962	1,074	-10.4%
Pto Madryn	19	31	-39.9%	-	-	-	-	0	-	19	31	-39.9%	3	5	-48.3%	257	289	-11.1%
Reconquista	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	788	1,064	-25.9%
Resistencia	70	58	20.2%	-	-	-	-	0	-	70	58	20.1%	56	80	-29.6%	862	911	-5.4%
Río Cuarto	5	4	49.4%	-	-	-	-	-	-	5	4	49.4%	0	1	-	213	136	56.6%
Río Gallegos	35	44	-20.3%	0	-	-	1	1	-	35	44	-20.0%	19	58	-67.9%	843	805	4.7%
Río Grande	22	32	-29.0%	-	-	-	-	0	-	22	32	-29.4%	47	413	-88.6%	541	756	-28.4%
Salta	310	312	-0.7%	19	19	-2.3%	-	1	-	328	332	-1.2%	88	73	20.9%	4,219	4,239	-0.5%
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	13,535	14,313	-5.4%
San Juan	49	47	3.0%	-	-	-	-	-	-	49	47	3.0%	-	-	-	655	618	6.0%
San Luis	14	15	-3.7%	-	-	-	-	-	-	14	15	-3.7%	8	11	-24.4%	368	448	-17.9%
San Rafael	9	8	10.0%	-	-	-	-	-	-	9	8	10.0%	-	-	-	1,407	2,232	-37.0%
Santa Rosa	10	11	-7.1%	-	-	-	0	-	-	10	11	-6.2%	11	15	-27.9%	690	759	-9.1%
Santiago del Estero	42	57	-26.7%	-	0	-	-	-	-	42	57	-27.3%	48	13	278.4%	988	1,092	-9.5%
Tucumán	189	199	-4.9%	11	3	230.2%	1	1	-	201	203	-1.0%	101	108	-7.0%	1,814	1,980	-8.4%
Viedma	8	8	0.1%	-	-	-	-	-	-	8	8	0.1%	-	-	-	282	238	18.5%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	370	119	210.9%
Termas de Río Hondo	4	4	16.7%	-	-	-	-	-	-	4	4	16.7%	-	-	-	170	129	31.8%
Bahía Blanca	65	66	-0.7%	-	-	-	1	1	-	66	67	-0.4%	47	60	-22.6%	893	920	-2.9%
Neuquén	319	337	-5.3%	7	0	-	5	5	9.5%	331	342	-3.0%	931	92	911.0%	3,640	3,471	4.9%
Total Argentina	6,115	6,917	-11.6%	3,494	3,360	4.0%	366	359	1.9%	9,974	10,636	-6.2%	53,020	51,188	3.6%	105,976	112,959	-6.2%

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers			Total Passenger Traffic			Cargo Volume
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in tons)			Aircraft Movements
	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.	2Q26	2Q25	% Var.
Italy
Pisa	423	422	0.4%	1,450	1,343	8.0%	2	2	-10.0%	1,874	1,766	6.1%	2,753	3,095	-11.1%	14,039	13,288	5.7%
Florence	133	131	1.9%	1,041	999	4.2%	0	0	-	1,174	1,129	3.9%	26	46	-43.7%	13,080	13,017	0.5%
Total Italy	556	552	0.7%	2,490	2,341	6.4%	2	2	-8.1%	3,048	2,895	5.3%	2,779	3,141	-11.5%	27,119	26,305	3.1%

Brazil
Brasilia	2,333	2,362	-1.2%	198	210	-5.6%	1,681	1,470	14.3%	4,212	4,042	4.2%	13,865	15,399	-10.0%	37,994	37,362	1.7%
Total Brazil	2,333	2,362	-1.2%	198	210	-5.6%	1,681	1,470	14.3%	4,212	4,042	4.2%	13,865	15,399	-10.0%	37,994	37,362	1.7%

Uruguay
Carrasco	1	1	-	507	495	2.6%	5	7	-36.9%	513	503	2.0%	8,656	8,695	-0.4%	5,358	5,583	-4.0%
Punta del Este	0	0	-	20	20	0.0%	-	-	-	20	20	-0.1%	-	-	-	1,720	2,169	-20.7%
Total Uruguay	1	1	-	527	514	2.5%	5	7	-36.9%	533	522	2.0%	8,656	8,695	-0.4%	7,078	7,752	-8.7%

Ecuador
Guayaquil	434	461	-5.8%	605	559	8.3%	15	16	-6.4%	1,054	1,036	1.8%	7,035	8,173	-13.9%	17,294	17,634	-1.9%
Galápagos	142	133	6.4%	-	-	-	-	-	-	142	133	6.4%	1,398	1,291	8.3%	1,696	1,631	4.0%
Total Ecuador	576	595	-3.1%	605	559	8.3%	15	16	-6.4%	1,196	1,169	2.3%	8,433	9,464	-10.9%	18,990	19,265	-1.4%

Armenia
Zvartnots	-	-	-	1,501	1,340	12.0%	60	41	48.3%	1,562	1,381	13.1%	8,965	9,282	-3.4%	11,370	10,507	8.2%
Shirak	-	-	-	41	40	1.1%	-	-	-	41	40	1.1%	-	-	-	258	244	5.7%
Total Armenia	-	-	-	1,542	1,380	11.7%	60	41	48.3%	1,602	1,421	12.7%	8,965	9,282	-3.4%	11,628	10,751	8.2%
Total CAAP	9,581	10,427	-8.1%	8,856	8,365	5.9%	2,128	1,895	12.3%	20,565	20,686	-0.6%	95,718	97,168	-1.5%	208,785	214,394	-2.6%

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements (2026 vs. 2025)

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers			Total Passenger Traffic			Cargo Volume
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in tons)			Aircraft Movements
	6M26	6M25	% Var.	6M26	6M25	% Var.	6M26	6M25	% Var.	6M26	6M25	% Var.	6M26	6M25	% Var.	6M26	6M25	% Var.
Argentina
Aeroparque	5,127	5,731	-10.6%	2,686	2,412	11.4%	594	582	2.0%	8,407	8,725	-3.7%	733	709	3.4%	65,708	69,956	-6.1%
Bariloche	949	1,077	-11.9%	30	32	-6.8%	1	2	-32.9%	980	1,111	-11.8%	-	-	-	7,239	8,464	-14.5%
Catamarca	35	35	1.8%	-	-	-	2	2	-17.6%	37	37	0.7%	-	-	-	1,588	1,340	18.5%
C. Rivadavia	253	280	-9.6%	-	-	-	0	0	-	253	280	-9.6%	151	190	-20.5%	3,233	3,370	-4.1%
Córdoba	1,059	1,100	-3.8%	658	431	52.7%	2	1	28.1%	1,719	1,532	12.2%	628	486	29.3%	14,530	13,430	8.2%
El Palomar	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	763	1,579	-51.7%
Esquel	37	38	-0.4%	-	-	-	-	-	-	37	38	-0.4%	-	-	-	1,666	1,226	35.9%
Ezeiza	1,537	1,391	10.6%	4,594	4,266	7.7%	138	124	10.8%	6,269	5,781	8.4%	100,536	97,194	3.4%	40,755	36,853	10.6%
Formosa	37	41	-10.7%	-	-	-	-	-	-	37	41	-10.7%	18	40	-53.5%	714	677	5.5%
General Pico	0	-	-	-	-	-	-	-	-	0	-	-	-	-	-	1,270	1,307	-2.8%
Iguazú	783	881	-11.2%	5	0	-	-	0	-	787	881	-10.7%	-	-	-	5,675	6,434	-11.8%
Jujuy	212	236	-10.3%	2	2	22.3%	0	-	-	214	238	-10.1%	51	46	10.9%	2,140	2,351	-9.0%
La Rioja	33	34	-2.7%	-	-	-	2	3	-19.3%	35	36	-3.9%	15	6	168.7%	904	866	4.4%
Malargüe	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	160	374	-57.2%
Mar del Plata	153	166	-8.0%	-	-	-	1	1	-	154	167	-7.7%	36	67	-46.9%	3,313	3,578	-7.4%
Mendoza	809	905	-10.6%	362	344	5.1%	22	18	20.8%	1,192	1,267	-5.9%	408	634	-35.7%	10,021	11,042	-9.2%
Paraná	20	21	-4.0%	-	-	-	0	-	-	20	21	-3.9%	-	-	-	1,576	1,471	7.1%
Posadas	137	158	-13.4%	-	-	-	-	0	-	137	158	-13.4%	58	83	-29.5%	1,929	2,049	-5.9%
Pto Madryn	61	72	-15.2%	-	-	-	-	0	-	61	72	-15.2%	10	14	-27.1%	673	645	4.3%
Reconquista	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,473	1,585	-7.1%
Resistencia	129	93	38.6%	-	-	-	0	0	-	129	94	38.4%	107	149	-27.8%	1,599	1,567	2.0%
Río Cuarto	11	7	65.4%	-	-	-	-	-	-	11	7	65.4%	2	2	19.6%	407	299	36.1%
Río Gallegos	68	91	-25.3%	0	0	-	2	2	-12.2%	70	93	-25.0%	47	100	-52.6%	1,663	1,667	-0.2%
Río Grande	24	70	-65.9%	-	-	-	-	0	-	24	70	-66.1%	47	775	-93.9%	567	1,535	-63.1%
Salta	653	647	0.9%	56	42	34.0%	-	2	-	709	690	2.7%	145	167	-13.2%	8,793	8,463	3.9%
San Fernando	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28,147	27,019	4.2%
San Juan	100	94	5.7%	-	-	-	-	-	-	100	94	5.7%	-	-	-	1,200	1,187	1.1%
San Luis	28	28	1.5%	-	-	-	-	-	-	28	28	1.5%	17	21	-18.4%	647	854	-24.2%
San Rafael	23	22	3.1%	-	-	-	-	0	-	23	22	3.1%	-	-	-	3,030	4,357	-30.5%
Santa Rosa	19	21	-9.4%	-	-	-	0	0	-	19	21	-9.2%	12	29	-57.7%	1,392	1,383	0.7%
Santiago del Estero	86	108	-20.3%	-	0	-	-	0	-	86	109	-20.8%	115	30	284.8%	1,928	1,990	-3.1%
Tucumán	420	390	7.8%	40	6	561.3%	1	1	-	462	397	16.3%	195	213	-8.4%	4,000	3,904	2.5%
Viedma	17	17	2.4%	-	-	-	-	0	-	17	17	2.4%	-	-	-	586	451	29.9%
Villa Mercedes	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	514	323	59.1%
Termas de Río Hondo	8	11	-22.7%	-	-	-	-	0	-	8	11	-23.2%	-	-	-	247	291	-15.1%
Bahía Blanca	119	115	4.1%	-	-	-	2	1	76.7%	122	116	4.8%	83	116	-28.9%	1,741	1,707	2.0%
Neuquén	649	640	1.4%	7	0	-	10	9	3.8%	666	650	2.5%	1,826	167	996.5%	7,460	6,792	9.8%
Total Argentina	13,598	14,520	-6.4%	8,439	7,535	12.0%	777	750	3.7%	22,814	22,805	0.0%	105,242	101,235	4.0%	229,251	232,386	-1.3%

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers			Total Passenger Traffic			Cargo Volume
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in tons)			Aircraft Movements
	6M26	6M25	% Var.	6M26	6M25	% Var.	6M26	6M25	% Var.	6M26	6M26	% Var.	6M26	6M25	% Var.	6M26	6M25	% Var.
Italy
Pisa	720	717	0.4%	2,175	2,003	8.6%	2	2	3.9%	2,898	2,723	6.4%	5,299	6,305	-15.9%	21,536	20,365	5.8%
Florence	227	236	-3.9%	1,669	1,566	6.6%	0	0	-	1,896	1,802	5.2%	57	60	-4.5%	21,371	20,707	3.2%
Total Italy	947	954	-0.7%	3,844	3,569	7.7%	2	2	6.6%	4,794	4,525	5.9%	5,357	6,365	-15.8%	42,907	41,072	4.5%

Brazil
Brasilia	4,511	4,422	2.0%	433	428	1.2%	3,445	2,918	18.0%	8,389	7,768	8.0%	29,000	30,676	-5.5%	74,737	71,945	3.9%
Total Brazil	4,511	4,422	2.0%	433	428	1.2%	3,445	2,918	18.0%	8,389	7,768	8.0%	29,000	30,676	-5.5%	74,737	71,945	3.9%

Uruguay
Carrasco	3	1	132.3%	1,101	1,057	4.2%	14	22	-38.4%	1,118	1,080	3.5%	16,647	17,584	-5.3%	11,070	11,264	-1.7%
Punta del Este	0	0	-	91	96	-5.2%	-	-	-	92	97	-5.1%	-	-	-	6,382	6,399	-0.3%
Total Uruguay	4	2	114.6%	1,193	1,153	3.5%	14	22	-38.4%	1,210	1,177	2.8%	16,647	17,584	-5.3%	17,452	17,663	-1.2%

Ecuador
Guayaquil	893	902	-0.9%	1,201	1,098	9.4%	32	37	-13.3%	2,127	2,037	4.4%	14,070	15,836	-11.2%	34,383	35,286	-2.6%
Galápagos	284	266	6.7%	-	-	-	-	-	-	284	266	6.7%	2,707	2,585	4.7%	3,294	3,222	2.2%
Total Ecuador	1,177	1,168	0.8%	1,201	1,098	9.4%	32	37	-13.3%	2,411	2,303	4.7%	16,777	18,421	-8.9%	37,677	38,508	-2.2%

Armenia
Zvartnots	-	-	-	2,584	2,348	10.0%	95	59	60.2%	2,679	2,408	11.3%	21,025	18,835	11.6%	19,926	18,670	6.7%
Shirak	-	-	-	68	69	-0.6%	-	-	-	68	69	-0.6%	-	-	-	440	416	5.8%
Total Armenia	-	-	-	2,653	2,417	9.7%	95	59	60.2%	2,748	2,477	10.9%	21,025	18,835	11.6%	20,366	19,086	6.7%
Total CAAP	20,237	21,066	-3.9%	17,763	16,200	9.6%	4,365	3,788	15.2%	42,364	41,054	3.2%	194,048	193,116	0.5%	422,390	420,660	0.4%

Income Statement (in US$ thousands)

	2Q26	2Q25	% Var.	6M26	6M25	% Var.
Continuing operations
Revenue	534,038	476,813	12.0%	1,070,643	910,266	17.6%
Cost of services	-371,417	-310,902	19.5%	-709,841	-592,679	19.8%
Gross profit	162,621	165,911	-2.0%	360,802	317,587	13.6%
Selling, general and administrative expenses	-64,554	-53,253	21.2%	-129,222	-106,067	21.8%
Other operating income	11,390	6,959	63.7%	19,108	13,560	40.9%
Other operating expenses	-3,974	-2,278	74.5%	-6,020	-7,097	-15.2%
Operating income	105,483	117,339	-10.1%	244,668	217,983	12.2%
Share of loss in associates	-1,292	-671	92.5%	-2,000	-1,161	72.3%
Income before financial results and income tax	104,191	116,668	-10.7%	242,668	216,822	11.9%
Financial income	19,105	18,089	5.6%	35,660	28,646	24.5%
Financial loss	-58,212	-71,525	-18.6%	-81,257	-113,715	-28.5%
Inflation adjustment	-3,526	-1,676	110.4%	-7,586	-5,030	50.8%
Income before income tax	61,558	61,556	0.0%	189,485	126,723	49.5%
Income tax	-8,047	-10,072	-20.1%	-55,773	-40,843	36.6%
Income for the period	53,511	51,484	3.9%	133,712	85,880	55.7%
Attributable to:
Owners of the parent	52,752	49,341	6.9%	129,610	88,586	46.3%
Non-controlling interest	759	2,143	-64.6%	4,102	-2,706	-251.6%

Balance Sheet (in US$ thousands)

	Jun 30, 2026	Dec 31, 2025
ASSETS
Non-current assets
Intangible assets, net	3,417,101	3,137,980
Property, plant and equipment, net	83,390	86,116
Right-of-use asset	16,195	8,933
Investments in associates	10,510	43,344
Other financial assets at fair value through profit or loss	13,830	5,413
Other financial assets at amortized cost	103,942	108,896
Deferred tax assets	15,222	12,638
Inventories	298	294
Other receivables	72,371	60,010
Trade receivables	2	11
Total non-current assets	3,732,861	3,463,635
Current assets
Inventories	19,152	14,735
Other financial assets at fair value through profit or loss	8,616	2,451
Other financial assets at amortized cost	159,695	119,633
Other receivables	68,445	66,594
Current tax assets	3,026	10,989
Trade receivables	186,408	177,744
Cash and cash equivalents	692,483	592,759
Total	1,137,825	984,905
Assets classified as held for sale	137	137
Total current assets	1,137,962	985,042
Total assets	4,870,823	4,448,677
EQUITY
Share capital	165,219	165,219
Share premium	221,434	221,434
Treasury shares	(3,632)	(3,918)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(31,583)	(175,542)
Legal reserves	15,215	10,017
Other reserves	(1,330,323)	(1,332,210)
Retained earnings	1,091,741	964,641
Total attributable to owners of the parent	1,865,009	1,586,579
Non-controlling interests	71,205	74,169
Total equity	1,936,214	1,660,748
LIABILITIES
Non-current liabilities
Borrowings	926,085	955,856
Derivative financial instruments liabilities	724	1,223
Deferred tax liabilities	461,398	400,582
Other liabilities	779,226	693,493
Non-current tax liabilities		1,636
Lease liabilities	12,198	5,406
Trade payables	1,113	1,219
Total non-current liabilities	2,180,744	2,059,415
Current liabilities
Borrowings	147,408	139,362
Other liabilities	446,412	428,947
Lease liabilities	4,695	4,326
Derivative financial instruments liabilities	369	934
Current tax liabilities	25,469	23,789
Trade payables	129,512	131,156
Total current liabilities	753,865	728,514
Total liabilities	2,934,609	2,787,929
Total equity and liabilities	4,870,823	4,448,677

Statement of Cash Flow (in US$ thousands)

	Jun 30, 2026	Jun 30, 2025
Cash flows from operating activities
Income for the period from continuing operations	133,712	85,880
Adjustments for:
Amortization and depreciation	129,615	116,762
Deferred income tax	11,604	20,229
Current income tax	44,169	20,614
Share of loss in associates	2,000	1,161
Loss on disposals of property, plant and equipment	21	620
Loss on disposal of subsidiaries	1,331	-
Low-value, short-term and variable lease payments	(906)	(1,095)
Share based compensation expenses	4,359	405
Interest expenses	44,606	45,474
Other financial results, net	(6,107)	(9,006)
Net foreign exchange	(34,899)	10,670
Government subsidies per Covid-19 context	-	(720)
Other accruals	(6,362)	(31)
Inflation adjustment	2,598	(7,269)
Acquisition of intangible assets	(107,459)	(78,594)
Income tax paid	(28,470)	(21,469)
Unpaid concession fees	36,003	34,090
Changes in liability for concessions	58,382	46,532
Changes in working capital	(79,371)	(68,760)
Net cash provided by operating activities	204,826	195,493
Cash flows from investing activities
Cash contribution in associates	-	(75)
Acquisition of other financial assets	(200,785)	(83,122)
Disposals of other financial assets	150,863	62,366
Acquisition of property, plant and equipment	(6,966)	(6,197)
Acquisition of intangible assets	(1,071)	(550)
Proceeds from property, plant and equipment	35	92
Dividends and cash refunds received from associates	30,189	-
Net cash inflow on disposal of subsidiaries	31	-
Other	4,309	2,565
Net cash used in investing activities	(23,395)	(24,921)
Cash flows from financing activities
Borrowings obtained	22,096	11,421
Guarantee deposits	(907)	121
Principal elements of lease payments	(3,082)	(2,002)
Borrowings repaid	(54,810)	(59,080)
Interest paid	(40,567)	(48,730)
Debt renegotiation expenses	(257)	(193)
Dividends paid to non-controlling interests in subsidiaries	(6,195)	(20,982)
Net cash used in financing activities	(83,722)	(119,445)

Increase in cash and cash equivalents from continuing operations	97,709	51,127

Movements in cash and cash equivalents
At the beginning of the period	592,759	439,847
Effect of exchange rate changes and inflation adjustment on cash and cash equivalents	2,015	5,834
Increase in cash and cash equivalents from continuing operations	97,709	51,127
At the end of the period	692,483	496,808